SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (Amendment No. 2)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

                 WINTHROP GROWTH INVESTORS 1 LIMITED PARTNERSHIP
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                  Patrick Foye
                            Executive Vice President
                                 AIMCO-GP, Inc.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222
                                 (303) 757-8101

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation*: $2,960,700                 Amount of Filing Fee: $592.14

--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 10,425 units of limited partnership interest ("Units") of the subject partnership for $284 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

                                                             (cover page 1 of 2)

                                                             (cover page 2 of 2)

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable

CUSIP No. NONE                  14D-1 AND 13D/A                           Page 3
================================================================================

1.     Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             AIMCO PROPERTIES, L.P.
                                   84-1275621

--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group

       (a)      |_|

       (b)      |X|
--------------------------------------------------------------------------------

3.     SEC Use Only
--------------------------------------------------------------------------------

4      Sources of Funds

                                       WC
--------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(e) or 2(f)                                                 |_|
--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------

7.     Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,862.34
--------------------------------------------------------------------------------

8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares        |_|
--------------------------------------------------------------------------------

9.     Percent of Class Represented by Amount in Row 7

                                     25.335%
--------------------------------------------------------------------------------

10.      Type of Reporting Person

                                       PN

--------------------------------------------------------------------------------

CUSIP No. NONE                  14D-1 AND 13D/A                           Page 4
================================================================================

1.     Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTEMENT AND MANAGEMENT COMPANY
                                   84-1259577
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group

       (a)      |_|

       (b)      |X|
--------------------------------------------------------------------------------

3.     SEC Use Only
--------------------------------------------------------------------------------

4      Sources of Funds

                                       N/A
--------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(e) or 2(f)                                                 |_|
--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization

                                    Maryland

--------------------------------------------------------------------------------

7.     Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
--------------------------------------------------------------------------------

8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares        |_|
--------------------------------------------------------------------------------

9.     Percent of Class Represented by Amount in Row 7

                                       N/A
--------------------------------------------------------------------------------

10.      Type of Reporting Person

                                       CO

--------------------------------------------------------------------------------

                 SCHEDULE 14D-1/AMENDMENT NO. 2 TO SCHEDULE 13D

     This Tender Offer Statement on Schedule 14D-1 (the "Statement") also constitutes Amendment No. 2 to the Statement on Schedule 13D in connection with the beneficial ownership of AIMCO Properties, L.P. and Apartment Investment and Management Company ("AIMCO") of Units (as defined below). The item numbers and responses thereto set forth below are in accordance with the requirements of
Schedule 14D- 1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Winthrop Growth Investors 1 Limited Partnership, a Massachusetts limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 55 Beattie Place, Greenville, South Carolina 29602.

     (b) This Statement relates to an offer by AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 10,425 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $284 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by the Purchaser and AIMCO (collectively, the "Bidders"). The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, AIMCO and AIMCO-GP, Inc.") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) Except for the acquisition of 990 Units pursuant to a tender offer made by the Purchaser in April 1999, during the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedules I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Offer to Purchase under "The Offer-Section 9. Background and Reasons for the Offer--General and -Prior Tender Offers", "The Offer-Section 11. Conflicts of Interest and Transactions with Affiliates", "The Offer-Section 13-Certain Information Concerning the Partnership--Distributions and -Compensation Paid to the General Partner and Its Affiliates" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in the Offer to Purchase under "The Offer-Section 15. Source of Funds" is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Offer to Purchase under "The Offer-Section 9. Background of the Offer" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Offer to Purchase under "The Offer-Section 8. Information Concerning Us and Certain of Our Affiliates" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under "The Offer-Section
7. Effects of the Offer, Section 8. Information Concerning Us and Our Affiliates, Section 9. Background of the Offer, and Section 10. Conflicts of Interest and Transactions with Affiliates is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under "The Offer-Section
19. Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The financial statements included in the Purchaser's Annual Report on Form 10K for the year ended December 31, 1998, which are listed on the Index to Financial Statements on page F-1 of such report, are incorporated herein by reference. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates and from the SEC's site on the World Wide Web at http://www.sec.gov.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(d) The information set forth in the Offer to Purchase under "The Offer-Section 18. Certain Legal Matters" is incorporated herein by reference.

     (e) The information set forth in the Offer to Purchase under "The Offer-Section 9. Background and Reasons for the Offer-Certain Litigation" is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated July 23, 1999.

     (a)(2) Letter of Transmittal and Related Instructions.

     (a)(3) Cover Letter, dated July 23, 1999, from the Purchaser to the Limited Partners of the Partnership.

     (b)(1) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among the Purchaser, Bank or America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October 1, 1998, is incorporated herein by this reference).

     (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among the Purchaser, the financial institutions listed on the signature pages thereof and Bank or America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 1999

                                AIMCO PROPERTIES, L.P.

                                By: AIMCO-GP, Inc.


                                    By: Patrick J. Foye
                                        ------------------------------
                                        Patrick J. Foye
                                        Executive Vice President

                                APARTMENT INVESTMENT AND
                                 MANAGEMENT COMPANY


                                By:  Patrick J. Foye
                                     ------------------------------
                                     Patrick J. Foye
                                     Executive Vice President

                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------

(a)(1)    Offer to Purchase, dated July 23, 1999.

(a)(2)    Letter of Transmittal and Related Instructions.

(a)(3) Cover Letter, dated July 23, 1999, from the Purchaser to the Limited Partners of the Partnership.

(b)(1) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among the Purchaser, Bank or America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October 1, 1998, is incorporated herein by this reference).

(b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among the Purchaser, the financial institutions listed on the signature pages thereof and Bank or America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

                           Offer to Purchase For Cash
                             AIMCO Properties, L.P.

  is offering to purchase up to 10,425 units of limited partnership interest in

                 WINTHROP GROWTH INVESTORS I LIMITED PARTNERSHIP
                            for $284 per unit in CASH

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

We will only accept a maximum of 10,425 of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person.

Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on August 25, 1999, unless we extend the deadline.

You will not pay any fees or commissions if you tender your units.

Our offer is not subject to any minimum number of units being tendered.

     See "Risk Factors" beginning on page 1 of this offer to purchase for a description of risk factors that you should consider in connection with our offer, including the following:

     o We determined the offer price of $284 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o Your general partner and the property manager of the properties are affiliates of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions.

     If you desire accept our offer, you should complete and sign the letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this offer to purchase. Questions and requests for assistance or for additional copies of this offer to purchase or the letter of transmittal may also be directed to the Information Agent at (888) 349-2005.

                                  July 23, 1999

                                TABLE OF CONTENTS

                                                               Page
INTRODUCTION...................................................................1

RISK FACTORS...................................................................1

     No Third Party Valuation or Appraisal; No Arms-Length Negotiation ........1
     No Fairness Opinion From a Third Party ...................................2
     Offer Price May Not Represent Fair Market Value...........................2
     Offer Price Does Not Reflect Future Prospects ............................2
     Offer Price Based on Our Estimate of Liquidation Proceeds ................2
     Offer Price May Not Represent Liquidation Value ..........................2
     Continuation of the Partnership; No Time Frame Regarding Sale of
       Properties .............................................................2
     Holding Units May Result in Greater Future Value .........................2
     Conflicts of Interest With Respect to the Offer; No General Partner
       Recommendation .........................................................3
     Conflicts of Interest Relating to Management Fees ........................3
     Possible Subsequent Offer at a Higher Price ..............................3
     Recognition of Taxable Gain on a Sale of Your Units ......................3
     Loss of Future Distributions from Your Partnership .......................3
     Possible Increase in Control of Your Partnership by Us ...................4
     Recognition of Gain Resulting from Possible Future Reduction in Your
       Partnership Liabilities ................................................4
     Possible Termination of Your Partnership for Federal Income Tax
       Purposes ...............................................................4

THE OFFER......................................................................4
     Section 1.   Terms of the Offer; Expiration Date; Proration...............4
     Section 2.   Acceptance for Payment and Payment for Units.................5
     Section 3.   Procedure for Tendering Units................................6
     Section 4.   Withdrawal Rights............................................7
     Section 5.   Extension of Tender Period; Termination; Amendment...........8
     Section 6.   Certain Federal Income Tax Matters...........................9
     Section 7.   Effects of the Offer........................................12
     Section 8.   Information Concerning Us and Certain of our Affiliates.....13
     Section 9.   Background and Reasons for the Offer........................14
     Section 10.  Position of the General Partner of Your Partnership With
                  Respect to the Offer........................................20
     Section 11.  Conflicts of Interest and Transactions with Affiliates......21
     Section 12.  Future Plans of the Purchaser...............................22
     Section 13.  Certain Information Concerning Your Partnership.............23
     Section 14.  Voting Power................................................28
     Section 15.  Source of Funds.............................................28
     Section 16.  Dissenter's Rights..........................................29
     Section 17.  Conditions of the Offer.....................................29
     Section 18.  Certain Legal Matters.......................................31
     Section 19.  Fees and Expenses...........................................31

ANNEX I  OFFICERS AND DIRECTORS..............................................I-1


                                       (i)

                                  INTRODUCTION

     We are offering to purchase up to 10,425 units, representing approximately 45.05% of the outstanding units of limited partnership interest in your partnership, for the purchase price of $284 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from the date hereof until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal.

     If you tender your units in response to our offer you will not be obligated to pay any commissions or partnership transfer fees but will be obligated to pay any transfer taxes (see Instruction 8 to the letter of transmittal). We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer -- Section 17." You may tender all or any portion of the units that you own. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

     Our offer will expire at 5:00 P.M., New York City time, on August 25, 1999 unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent, either with your units to be tendered or in compliance with the specified procedures for guaranteed delivery of units. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after August 25, 1999.

     We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, or AIMCO. AIMCO is a self-administered and self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multifamily apartment properties. As of March 31, 1999, AIMCO owned or managed 373,409 apartment units in 2,071 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV."

     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired control of the general partner of your partnership and the company that manages the residential properties owned by your partnership.

                                  RISK FACTORS

     Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:

No Third Party Valuation or Appraisal; No Arms-Length Negotiation

     We did not base our valuation of the properties owned by your partnership on any third-party appraisal or valuation. We established the terms of our offer without any arms-length negotiation. The terms of the offer could differ if they were subject to independent third party negotiations. It is uncertain whether our offer price reflects the value which would be realized upon a sale of your units to a third party.


                                       (i)

No Fairness Opinion From a Third Party

     We did not obtain an opinion from a third party that our offer price is fair from a financial point of view.

Offer Price May Not Represent Fair Market Value

     There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher than our offer price.

Offer Price Does Not Reflect Future Prospects

     Our offer price is based on your partnership's historical property income. It does not ascribe any value to potential future improvements in the operating performance of your partnership's properties.

Offer Price Based on Our Estimate of Liquidation Proceeds

     The offer price represents only our estimate of the amount you would receive if we liquidated the partnership. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's properties because we think a prospective purchaser of the properties would value the properties using this method. In doing so, we applied a capitalization rate to your partnership's property income for the year ended December 31, 1998. If property income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

Offer Price May Not Represent Liquidation Value

     The actual proceeds obtained from a liquidation are highly uncertain and could be more than our estimate. Accordingly, our offer price could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.

Continuation of the Partnership; No Time Frame Regarding Sale of Properties

     Your general partner (which is our affiliate) is proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of any property. It is not known when the properties owned by your partnership may be sold. There may be no way to liquidate your investment in the partnership in the future until the properties are sold and the partnership is liquidated. The general partner of your partnership continually considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. At the current time the general partner of your partnership believes that a sale of the properties would not be advantageous given market conditions, the condition of the properties and tax considerations. In particular, the general partner considered the changes in the local rental market, the potential for appreciation in the value of the properties and the tax consequences to you and your partners on a sale of the properties. We cannot predict when any property will be sold or otherwise disposed of.

Holding Units May Result in Greater Future Value

     You might receive more value if you retain your units until your partnership is liquidated.

Conflicts  of  Interest   With  Respect  to  the  Offer;   No  General   Partner
Recommendation

     We have the right to control the general partner of your partnership and, therefore, the general partner of your partnership has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. We determined our offer price without negotiation with any other party, including any general or limited partner. Because of our affiliation with the general partner of your partnership, your general partner makes no recommendation as to whether you should tender your units.

Conflicts of Interest Relating to Management Fees

     Since our subsidiaries receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership or the property manager of any property owned by your partnership would result in a decrease or elimination of the substantial fees paid to them for services provided to your partnership.

Possible Subsequent Offer at a Higher Price

     It is possible that we may conduct a subsequent offer at a higher price. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions, and our interest in acquiring additional limited partnership interests.

Recognition of Taxable Gain on a Sale of Your Units

     Your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to us. The "amount realized" with respect to a unit of limited partnership interest of your partnership you transfer to us will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit. The particular tax consequences for you of our offer will depend upon a number of factors related to your tax situation, including your tax basis in your units of limited partnership interest of your partnership you transfer to us, whether you dispose of all of your units and whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units of limited partnership interest of your partnership. Therefore, depending on your basis in the units and your tax position, your taxable gain and any tax liability resulting from a sale of units to us pursuant to the offer could exceed our offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor to determine the tax consequences of the offer to you.

Loss of Future Distributions from Your Partnership

     If you tender your units in response to our offer, you will transfer to us all right, title and interest in and to all of the units we accept, and the right to receive all distributions in respect of such units on and after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

Possible Increase in Control of Your Partnership by Us

     Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire all the units we are tendering for we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

Recognition of Gain Resulting from Possible Future Reduction in Your Partnership Liabilities

     Generally, a decrease in your share of partnership liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although no general partner of your partnership has any current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause a general partner to reduce the liabilities of your partnership. If you retain all or a portion of your units of limited partnership interest of your partnership and the liabilities of your partnership were to be reduced, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of the partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.

Possible Termination of Your Partnership for Federal Income Tax Purposes

     If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable to the assets of your partnership. This would generally decrease the annual average depreciation deductions allocable to you if you do not tender all of your interests of your partnership (thereby increasing the taxable income allocable to your interests of your partnership each year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your interests of your partnership that you choose to retain.

                                    THE OFFER

Section 1. Terms of the Offer; Expiration Date; Proration.

     Upon the terms and subject to the conditions of the offer, we will accept (and thereby purchase) up to 10,425 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in "The Offer - Section 4." For purposes of the offer, the term "expiration date" shall mean 5:00 p.m., New York City time, on August 25, 1999, unless we in our sole discretion shall have extended the period of time for which the offer is open, in which event the term "expiration date" shall mean the latest time and date on which the offer, as extended by us, shall expire. See "The Offer -- Section 5" for a description of our right to extend the period of time during which the offer is open and to amend or terminate the offer.

     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer.

     If, prior to the expiration date, we increase the consideration offered to limited partners pursuant to the offer, the increased consideration will be paid for all units accepted for payment pursuant to the offer, whether or not the units were tendered prior to the increase in consideration.

     If more than 10,425 units are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures specified in Section 4, we will, upon the terms and subject to the conditions of the offer, accept for payment and pay for an aggregate of 10,425 units of the units so tendered, pro rata according to the number of units validly tendered by each limited partner and not properly withdrawn on or prior to the expiration date, with appropriate adjustments to avoid purchases of fractional units. If the number of units validly tendered and not properly withdrawn on or prior to the expiration date is less than or equal to 10,425 units, we will purchase all units so tendered and not withdrawn, upon the terms and subject to the conditions of the offer.

     If proration of tendered units is required, then, subject to our obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934 (the "Exchange Act") to pay limited partners the purchase price in respect of units tendered or return those units promptly after termination or withdrawal of the offer, we do not intend to pay for any units accepted for payment pursuant to the offer until the final proration results are known. Notwithstanding any such delay in payment, no interest will be paid on the cash offer price.

     The offer is conditioned on satisfaction of certain conditions. The offer is not conditioned upon any minimum amount of units being tendered. See "The Offer -- Section 17," which sets forth in full the conditions of the offer. We reserve the right (but in no event shall we be obligated), in our reasonable discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of the conditions have not been satisfied or waived, we reserve the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners,
(ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the withdrawal rights of limited partners, retain the units that have been tendered during the period or periods for which the offer is extended, or (iv) amend the offer. The transfer of units will be effective May 1, 1999.

     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record by Individual Retirement Accounts and qualified plans, beneficial owners of units, as of July 23, 1999.

Section 2. Acceptance for Payment and Payment for Units

     Upon the terms and subject to the conditions of the offer, we will purchase, by accepting for payment, and will pay for, up to 10,425 units validly tendered as promptly as practicable following the expiration date. A tendering beneficial owner of units whose units are owned of record by an Individual Retirement Account or other qualified plan will not receive direct payment of the offer price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed letter of transmittal and other documents required by the letter of transmittal. See "The Offer -- Section 3." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, we will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units, if, as and when we give verbal or written notice to the Information Agent of our acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and transmitting cash payments to tendering limited partners.

     If any tendered units are not accepted for payment by us for any reason, the letter of transmittal with respect to such units not purchased may be destroyed by us or the Information Agent. If, for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or we are unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to our rights under "The Offer
Section 17," the Information Agent may, nevertheless, on our behalf retain tendered units, and those units may not be withdrawn except to the extent that the tendering limited partners are entitled to withdrawal rights as described in "The Offer - Section 4"; subject, however, to our obligation under Rule 14e-1(c) under the Exchange Act, to pay you the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     We reserve the right to transfer or assign, in whole or in part, to one or more of our affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve us of our obligations under the offer or prejudice your rights to receive payment for units validly tendered and accepted for payment pursuant to the offer.

Section 3. Procedure for Tendering Units.

     Valid Tender. To validly tender units pursuant to the offer, a properly completed and duly executed letter of transmittal and any other documents required by such letter of transmittal must be received by the Information Agent, at one of its addresses set forth on the back cover of this offer to purchase, on or prior to the expiration date. You may tender all or any portion of your units. No alternative, conditional or contingent tenders will be accepted.

     Signature Requirements. If the letter of transmittal is signed by the registered holder of a unit and payment is to be made directly to that holder, then no signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the letter of transmittal. However, in all other cases, all signatures on the letter of transmittal must be guaranteed by an Eligible Institution.

     In order for you to tender in the offer, your units must be validly tendered and not withdrawn on or prior to the expiration date.

     The method of delivery of the letter of transmittal and all other required documents is at your option and risk and delivery will be deemed made only when actually received by the Information Agent. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

     Appointment as Proxy; Power of Attorney. By executing the letter of transmittal, you are irrevocably appointing us and our designees as your proxy, in the manner set forth in the letter of transmittal, each with full power of substitution, to the fullest extent of the your rights with respect to the units tendered by and accepted for payment by you. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, we accept the tendered unit for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our designees will, as to those units, be empowered to exercise all voting and other rights as a limited partner as we, in our sole discretion, may deem proper at any meeting of limited partners, by written consent or otherwise. We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment for the units, we must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners then scheduled or acting by written consent without a meeting. By executing the letter of transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with out directions. The proxy and power of attorney granted by you to us upon your execution of the letter of transmittal will remain effective and be irrevocable for a period of ten years following the termination of our offer.

     By executing the letter of transmittal, you also irrevocably constitute and appoint us and our managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by us. Such appointment will be effective when, and only to the extent that, we pay for your units. You agree not to exercise any rights pertaining to the tendered units without our prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, we and our managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith),
(ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which we acquire such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which we are entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which we are entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.

     Assignment of Interest in Future Distributions. By executing the letter of transmittal, you will irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by your partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up, or dissolution, payments in settlement of existing or future litigation, and all other distributions and payments from and after the expiration date of our offer, in respect of the units tendered by you and accepted for payment and thereby purchased by us. If, after the unit is accepted for payment and purchased by us, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to forward promptly such distribution to us.

     Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to our offer will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive or amend any of the conditions of the offer that we are legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner. Our interpretation of the terms and conditions of the offer (including the letter of transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither us, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

     Backup Federal Income Tax Withholding. To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer price, you may have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal and "The Offer -- Section 6."

     FIRPTA Withholding. To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized on the disposition (the amount realized is generally the offer price plus the partnership liabilities allocable to each unit purchased), you must certify that the you are not a foreign person if you tender units. See the instructions to the letter of transmittal and "The Offer - Section 6."

     Transfer Taxes. The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

     Binding Agreement. A tender of a unit pursuant to any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering unitholder and us on the terms set forth in this offer to purchase and the related letter of transmittal.

Section 4. Withdrawal Rights.

     You may withdraw tendered units at any time prior to the expiration date or on or after September 21, 1999, if the units have not been previously accepted for payment.

     For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at one of its addresses set forth on the back cover of the offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

     If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, tendered units may be retained by the Information Agent; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of our offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered at any time prior to the expiration date by following the procedures described in "The Offer - Section 3."

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us in our reasonable discretion, which determination shall be final and binding on all parties. Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Section 5. Extension of Tender Period; Termination; Amendment.

     We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and payment for, any unit,
(ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "The Offer - Section 17," to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to you in a manner reasonably designed to inform you of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If we extend the offer, or if we delay payment for a unit (whether before or after its acceptance for payment) or are unable to pay for a unit pursuant to our offer for any reason, then, without prejudice to our rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent tendering unitholders are entitled to withdrawal rights as described in "The Offer Section 4"; subject, however, to our obligation, pursuant to Rule 14e-l(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If we make a material change in the terms of our offer, or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, if any, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, if any, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to unitholders. Accordingly, if prior to the expiration date, we increase (other than increases of not more than two percent of the outstanding units) or decrease the number of units being sought, or increase or decrease the offer price, and if the offer is scheduled to expire at any time earlier than the tenth business day after the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used in the offer to purchase, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Section 6. Certain Federal Income Tax Matters.

     The following summary is a general discussion of certain of the Federal income tax consequences of the offer that may be relevant to (i) unitholders who tender some or all of their units for cash pursuant to our offer, and (ii) unitholders who do not tender any of their units pursuant to our offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury Regulations, rulings issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as of the date of this offer to purchase. All of the foregoing are subject to change or alternative construction with possible retroactive effect, and any such change or alternative construction could affect the continuing accuracy of this summary. Such summary is based on the assumption that your partnership will be operated in accordance with its organizational documents including its certificate of limited partnership and agreement of limited partnership. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the units constitute capital assets in the hands of the unitholders (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this offer to purchase. Further, no opinion of tax counsel has been obtained with regard to the offer.

     The Federal income tax treatment of a unitholder participating in the offer depends in some instances on determinations of fact and interpretations of complex provisions of Federal income tax law for which no clear precedent or authority may be available. Accordingly, you should consult your tax advisor regarding the Federal, state, local and foreign tax consequences of selling the limited partnership interests in your partnership represented by units pursuant to our offer or of a decision not to sell in light of your specific tax situation.

     Tax Consequences to Limited Partners Tendering Units for Cash. You will recognize gain or loss on a sale of a unit of limited partnership of your partnership pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the unit sold. The "amount realized" with respect to any units of limited partnership of your partnership will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit (as determined under Section 752 of the Internal Revenue
Code). Thus, your tax liability resulting from a sale of a unit of limited partnership of your partnership could exceed the cash received upon such sale.

     Adjusted Tax Basis. If you acquired your units of limited partnership of your partnership for cash, your initial tax basis in such units is generally equal to the cash investment in your partnership increased by your share of partnership liabilities at the time you acquired such units. Your initial tax basis generally has been increased by (i) your share of partnership income and gains, and (ii) any increases in your share of partnership liabilities, and has been decreased (but not below zero) by (i) your share of partnership cash distributions, (ii) any decreases in your share of partnership liabilities,
(iii) your share of partnership losses, and (iv) your share of nondeductible partnership expenditures that are not chargeable to capital. For purposes of determining your adjusted tax basis in units of limited partnership of your partnership immediately prior to a disposition of your units, your adjusted tax basis in your units will include your allocable share of partnership income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of partnership liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized with respect to a unit of limited partnership of your partnership pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit.

     Character of Gain or Loss Recognized Pursuant to the Offer. Except as described below, the gain or loss recognized by you on a sale of a unit of limited partnership of your partnership pursuant to the offer generally will be treated as a long-term capital gain or loss if you held the unit for more than one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit of limited partnership of your partnership that is attributable to your share of "unrealized receivables" of your partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture for certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your units) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender a unit of limited partnership interest of your partnership in the offer, you will be allocated a share of partnership taxable income or loss for the year of tender with respect to any units sold. You will not receive any future distributions on units of limited partnership interest of your partnership tendered on or after the date on which such units are accepted for purchase and, accordingly, you may not receive any distributions with respect to such accreted income. Such allocation and any partnership cash distributions to you for that year will affect your adjusted tax basis in your unit of limited partnership interest of your partnership and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

     Passive Activity Losses. The passive activity loss rules of the Internal Revenue Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units of limited partnership interest of your partnership. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your units is treated as a passive activity, you may be able to shelter gain from the sale of your units of limited partnership interest of your partnership pursuant to the offer with passive losses in the manner described below. If you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a gain on your sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. In general, if you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available "suspended" passive activity losses from your partnership or other investments that may be used to offset gain from the sale of units pursuant to the offer.

     Information Reporting, Backup Withholding and FIRPTA. If you tender any units, you must report the transaction by filing a statement with your Federal income tax return for the year of the tender which provides certain required information to the IRS. To prevent the possible application of back-up Federal income tax withholding of 31% with respect to the payment of the offer consideration, you may have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal.

     Gain realized by a foreign person on the sale of a unit pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act. Under these provisions of the Internal Revenue Code, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold 10% of the amount realized on the disposition. Amounts withheld would be creditable against a foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return. See the instructions to the letter of transmittal.

     Tax Consequences to Non-Tendering and Partially-Tendering Limited Partners.
Section 708 of the Internal Revenue Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes. It is possible that our acquisition of units pursuant to the offer could result in such a termination of your partnership. Notwithstanding the fact that the agreement of limited partnership of your partnership may prohibit a transfer of ownership of an interest that would cause a tax termination, the assignment to us of rights to distributions with respect to units may cause a termination of your partnership for Federal income tax purposes. If your partnership is deemed to terminate for tax purposes, the following Federal income tax events will be deemed to occur: the terminated partnership will be deemed to have contributed all of its assets (subject to its liabilities) to a new partnership in exchange for an interest in the new partnership and, immediately thereafter, the old partnership will be deemed to have distributed interests in the new partnership to the remaining limited partners in proportion to their respective interests in the old partnership in liquidation of the old partnership.

     A remaining limited partner will not recognize any gain or loss upon the deemed distribution or upon the deemed contribution and the capital accounts of the remaining limited partners in the old partnership will carry over intact into the new partnership. A termination will change (and possibly shorten) a remaining partner's holding period with respect to its retained units in your partnership for federal income tax purposes.

     The new partnership's adjusted tax basis in its assets will be the same as the old partnership's basis in such assets immediately before the termination. A termination may also subject the assets of the new partnership to depreciable lives in excess of those currently applicable to the old partnership. This would generally decrease the annual average depreciation deductions allocable to the remaining limited partners for a number of years following consummation of the offer (thereby increasing the taxable income allocable to their units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.

     Elections as to certain tax matters previously made by the old partnership prior to termination will not be applicable to the new partnership unless the new partnership chooses to make the same elections.

     Additionally, upon a termination for tax purposes, the old partnership's taxable year will close for all limited partners. In the case of a remaining limited partner or a partially tendering limited partner reporting on a tax year other than a calendar year, the closing of the partnership's taxable year may result in more than 12 months' taxable income or loss of the old partnership being includible in such limited partner's taxable income for the year of termination.

Section 7. Effects of the Offer.

     Future Control by AIMCO. Because we control the general partner of your partnership, we have control over the management of your partnership. If we are successful in acquiring more than 24.665% of the units pursuant to the offer, we will own in excess of 50% of the total outstanding units and, as a result, will be able to control the outcome of all voting decisions with respect to your partnership. Even if we acquire a lesser number of units pursuant to the offer, however, because we currently own approximately 25.335% of the outstanding limited partnership units, we will be able to significantly influence the outcome of all voting decisions with respect to your partnership. In general, we will vote the units owned by us in whatever manner we deem to be in our best interests, which may not be in the interest of other limited partners. This could (1) prevent non-tendering limited partners from taking action they desire but that we oppose and (2) enable us to take action desired by us but opposed by non-tendering limited partners. We also own the company that manages the properties owned by your partnership. In the event that we acquire a substantial number of units pursuant to the offer, removal of a property manager may become more difficult or impossible.

     Distributions to Us. If we acquire units in the offer, we will participate in any subsequent distributions to limited partners to the extent of the units purchased.

     Partnership Status. We believe our purchase of units should not adversely affect the issue of whether your partnership is classified as a partnership for Federal income tax purposes.

     Business. Our offer will not affect the operation of the properties owned by your partnership. We will continue to control the general partner of your partnership and the property manager, both of which will remain the same. Consummation of the offer will not affect any agreement of limited partnership, the operations of any partnership, the business and properties owned by any partnership, the management compensation payable to any general partner or any other matter relating to your partnership, except it would result in us increasing our ownership of units. We have no current intention of changing the fee structure for your general partner or the manager of your partnership's properties.

     Effect on Trading Market; Registration Under 12(g) of the Exchange Act. If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, we do not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.

     The units are registered under Section 12(g) of the Exchange Act, which means, among other things, that your partnership is required to file periodic reports with the SEC and to comply with the SEC's proxy rules. We do not expect or intend that consummation of the offer will cause the units to cease to be registered under Section 12(g) of the Exchange Act. If the units were to be held by fewer than 300 persons, your partnership could apply to de-register the units under the Exchange Act. Because the units are widely-held, however, we believe that, even if we purchase the maximum number of units in the offer, the units will be held of record by more than 300 persons.

Section 8. Information Concerning Us and Certain of Our Affiliates

     We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Based on apartment unit data compiled by the National Multi-Housing Council, we believe that, as of March 31, 1999, AIMCO was one of the largest owners and managers of multifamily apartment properties in the United States, with a total portfolio of 373,409 apartment units in 2,071 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." As of March 31, 1999, AIMCO:

     o    owned or controlled 63,069 units in 240 apartment properties;

     o    held an equity interest in 168,817 units in 891 apartment  properties;
          and

     o managed 141,523 units in 940 apartment properties for third party owners and affiliates.

     Our general partner is AIMCO-GP, Inc., which is a wholly owned subsidiary of AIMCO. Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

     The names, positions and business addresses of the directors and executive officers of AIMCO and your general partner (which is our affiliate) as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Annex I attached hereto and are incorporated herein by reference.

     We and AIMCO are both subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, information filed by AIMCO with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     For more information regarding AIMCO Properties, L.P., please refer to the Annual Report on Form 10-K for the year ended December 31, 1998 (particularly the management's discussion and analysis of financial condition and results of operations) and other reports and documents filed by it with the SEC.

     Except for the acquisition of 990 Units on July 1, 1999 pursuant to a previous tender offer at a price of $284 per unit, neither we nor, to the best of our knowledge, any of the persons listed on Annex I attached hereto, (i) beneficially own or have a right to acquire any units, (ii) have effected any transaction in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies (except for previous tender offers we may have conducted for units).

Section 9. Background and Reasons for the Offer.

     General. We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's properties while providing you and other investors with an opportunity to liquidate your current investment.

     On October 28, 1997, Insignia Financial Group, Inc. ("Insignia") acquired 100% of the Class B stock of First Winthrop Corporation, the sole shareholder of the General Partner. Pursuant to this transaction, the by-laws of the General Partner were amended to provide for the creation of a Residential Committee. Pursuant to the amended and restated by-laws, Insignia had the right to elect one director to the General Partner's Board of Directors and to cause the General Partner to take such actions as it deems necessary and advisable in connection with the activities of the Partnership. On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired the right to control the Residential Committee. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998, pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Together with its subsidiaries, AIMCO currently owns, in the aggregate, approximately 25.335% of the outstanding limited partnership units of your partnership.

     One of the reasons we chose to acquire Insignia is that we would be able to make the tender offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide AIMCO Properties, L.P. with a larger asset and capital base and increased diversification. As of the date of this offering, AIMCO Properties, L.P. proposes to make offers to approximately 90 of the Insignia Partnerships, including your partnership.

     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making a tender offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such tender offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of certain of the Insignia Partnerships limited partnership units of AIMCO Properties, L.P. and/or cash.

     Prior Tender Offers. On April 23, 1999, we commenced a tender offer which closed on July 1, 1999 and pursuant to which we acquired 990 (representing approximately 4.28% of the total outstanding units) at a cash purchase price of $284 per unit. As a result of a number of limited partners inquiring as to their rights to still sell their units, we decided to commence the current offer.

     We are aware that tender offers may have been made by unaffiliated third parties to acquire units in your partnership in exchange for cash. We are unaware of the amounts offered, terms, tendering parties or number of units involved in these tender offers. In connection with tender offers made by Insignia affiliates with respect to partnerships for which we are making offers, some limited partners filed lawsuits. We are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.

     Certain Litigation. On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which our subsidiaries act as general partner (including your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by (a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.

     Alternatives Considered by Your General Partner. Before we commenced this offer, your general partner (which is our affiliate) considered a number of alternative transactions. The following is a brief discussion of the advantages and disadvantages of the alternatives considered by your general partner.

     Liquidation

     One alternative would be for the partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with the agreement of limited partnership, and thereafter dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of partnership assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).

     However, in the opinion of your general partner (which is our affiliate), the present time may not be the most desirable time to sell the residential real estate assets of your partnership in a private transaction, and the proceeds realized from any such sale would be uncertain. Your general partner believes it currently is in the best interest of your partnership to continue holding its residential real estate assets. Although there might be a prepayment penalty of approximately 1 to 2% of the outstanding balance of the mortgages depending on when and under what circumstances they are prepaid, such prepayment penalties are not a significant factor in determining when a property may be sold. See "The Offer - Section 13. Certain Information Concerning Your Partnership Investment Objectives and Policies; Sale or Financing of Investments.

     Continuation of the Partnership Without the Offer

     A second  alternative  would  be for  your  partnership  to  continue  as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more attractive option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases in revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. However, no assurance can be given as to future operating results or as to the results of any attempts to sell any property owned by your partnership.

     There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership were continue operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. In addition, continuation of your partnership without our offer would deny you and your partners the benefits of our offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a discount from your pro rata share of the fair market value of the properties owned by your partnership.

     Sale of Assets

     Your partnership could sell the properties it owns and not liquidate. Your general partner (which is our affiliate) considers the sale of partnership properties from time to time. However, any such sale would likely be a taxable transaction and, without a liquidating distribution, would not provide limited partners with any cash to pay any tax liabilities arising as a result thereof.

     Alternative Transactions Considered by Us. Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties or merging your partnership with us. However, both of these alternatives would require a vote of all the limited partners. If the transaction was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the transaction. If the transaction was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment. We also considered an offer to exchange units in your partnership for units of AIMCO Properties, L.P. However because of the expense and delay associated with making such an exchange offer, we decided to make an offer for cash only. In addition, our historical experience has been that most holders of limited partnership units, when given a choice, prefer cash.

     Determination of Offer Price. In establishing the offer price, we reviewed certain publicly available information and certain information made available to us by the general partner (which is our affiliate) and our other affiliates, including among other things: (i) the agreement of limited partnership, as amended to date; (ii) the partnership's Annual Report on Form 10-KSB for the year ended December 31, 1998; (iii) unaudited results of operations of the partnership's properties for the period since the beginning of the partnership's current fiscal year and to date in 1999; and (iv) the operating budgets prepared by the property manager with respect to the partnership's properties for the
year   ending   December   31,   1999;   and  (v)   tender   offer   statements,
solicitation/recommendation statements and beneficial ownership reports on Schedules 14D-1, 14D-9 and 13D. Our determination of the offer price was based on our review and analysis of the foregoing information, the other financial information and the analyses concerning the partnership summarized below.

     Valuation of Units. We determined our offer price by estimating the value of each property owned by your partnership. For the properties, we used the direct capitalization method. This method involves applying a capitalization rate to your partnership's annual property income. A capitalization rate is a percentage (rate of return), commonly applied by purchasers of residential real estate to property income to determine the present value of income property. The lower the capitalization rate utilized the higher the value produced, and the higher the capitalization rate utilized the lower the value produced. We used your partnership's property income for the fiscal year ended December 31, 1998. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25% The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value.

     Property income is the difference between the revenues from the property and related costs and expenses, excluding income derived from sources other than its regular activities and before income deductions. Income deductions include interest, income taxes, prior-year adjustments, charges to reserves, write-off of intangibles, adjustments arising from major changes in accounting methods and other material and nonrecurring items. In this respect, property income differs from net income disclosed in the partnership's financial statements, which does not exclude these income sources and deductions. The following is a reconciliation of your partnership's property income for the year ended December 31, 1998, to your partnership's net operating income for the same period.

                 Net (Loss)                        ($  173,000)
                 Other Non-Operating Expense          (304,000)
                 Depreciation                        1,795,000
                 Interest                            1,843,000
                 Property Income                    $3,161,000

     Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher than our offer price. We determined our offer price as follows:

o First, we estimated the value of each property owned by your partnership. We valued properties using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (property income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. We believe that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided the fiscal 1998 property income by the property's capitalization rate to derive an estimated gross property value as described in the following table.

                                                 Fiscal 1998                     Estimated
                                                  Property     Capitalization  Gross Property
             Property                              Income           Rate           Value
             --------                              ------           ----           -----
     Meadow Wood                               $   698,000         11.25%       $ 6,204,000
     Stratford Place                           $ 1,315,000         11.00%       $11,952,000
     Stratford Village                         $   542,000         10.50%       $ 5,164,000
     Sunflower                                 $   606,000         11.00%       $ 5,509,000
                                                                                -----------
     Estimated Total Gross Property Value                                       $28,829,000

o Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner (which is our affiliate) or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $6,578,315. Closing costs, which are estimated to be 5.00% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.

o Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 99.97% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our offer price represents the per unit liquidation proceeds determined in this manner.

Gross valuation of partnership properties                          $ 28,829,000
Plus: Cash and cash equivalents                                       1,862,954
Plus: Other partnership assets, net of security deposits              1,497,044
Less: Mortgage debt, including accrued interest                     (21,282,061)
Less: Accounts payable and accrued expenses                            (153,159)
Less: Other liabilities                                                (910,352)
                                                                   ------------
Partnership valuation before taxes and certain costs                  9,843,426
Less: Disposition fees                                                        0
Less: Extraordinary capital expenditures and deferred maintenance    (2,400,241)
Less: Closing costs                                                    (864,870)
Estimates net valuation of your partnership                           6,578,315
Percentage of estimated net valuation allocated to holders of units       99.97%
                                                                   ------------
Estimated net valuation of units                                      6,576,209
   Total number of units                                                 23,139
                                                                   ------------
Estimated valuation per unit                                       $        284
                                                                   ============
       Cash consideration per unit                                 $       $284
                                                                   ============

     Comparison of Consideration to Alternative Consideration. To assist holders of units in evaluating the offer, your general partner (which is our affiliate) has attempted to compare the offer price against: (a) prices at which the units have sold in the secondary market; (b) estimates of the value of the units on a liquidation basis; and (c) an affiliate's estimate of net liquidation value. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values.

     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by us. These assumptions relate to, among other things: the operating results, if any, since December 31, 1998 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated.

     In addition, these estimates are based upon certain information available to your general partner (which is our affiliate) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's properties are sold and changes in availability of capital to finance acquisitions of apartment properties.

     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2003, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.

                                Comparison Table

                                                      Per Unit
                                                      --------
               Cash offer price                         $284
               Alternatives:
                 Estimated liquidation proceeds         $284

Prices on Secondary Market

     Secondary market sales information is not a reliable measure of value because of the lack of any known trades. At present, privately negotiated sales and sales through intermediaries are the only means which may be available to a limited partner to liquidate an investment in units (other than our offer) because the units are not listed or traded on any exchange or quoted on NASDAQ, on the Electronic Bulletin Board, or on "pink sheets." Secondary sales activity for the units, including privately negotiated sales, has been limited and sporadic.

     Although the general partner requests and sometimes receives information on the prices at which units are sold, it does not regularly receive or maintain information regarding the bid or asked quotations of secondary market makers, if any. Set forth below are the high and low sale prices of units for the each fiscal quarter from April 1, 1997 to March 31, 1999, as reported by The Partnership Spectrum, which is an independent, third-party source. The gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. The Partnership Spectrum represents only one source of secondary sales information, and other services may contain prices for the units that equal or exceed sales prices reported in The Partnership Spectrum. We do not know whether the information compiled by The Partnership Spectrum is accurate or complete.

                  Reported Sales Prices of Partnership Units(1)

                                          Low Sales Price    High Sales Price
                                             Per Unit           Per Unit
                                             --------           --------
Fiscal Year Ended December 31, 1999:
   First Quarter                             $  --              $  --
Fiscal Year Ended December 31, 1998:
   Fourth Quarter                             305.00             300.00
   Third Quarter                              225.00             292.00
   Second Quarter                             225.00             320.00
   First Quarter                                --                 --
Fiscal Year Ended December 31, 1997:
   Fourth Quarter                               --                 --
   Third Quarter                              352.00             352.00
   Second Quarter                               --                 --

A tender offer for your units were made by us on April 23, 1999for $284 per unit, which offer closed on July 1, 1999. See "The Offer - Section 9. Background and Reasons for the Offer - Prior Tender Offers," in the Offer to Purchase.

     Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our affiliate) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the offer price. The liquidation analysis also assumed that your partnership's properties were sold to an independent third-party buyer at the current property value and that other balance sheet assets

(excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

     Allocation of Consideration. We have allocated to the limited partners the amount of the estimated net valuation of your partnership based on your partnership's agreement of limited partnership as if your partnership was being liquidated at the current time. In valuing your units, we have assumed that 99.97% of the estimated liquidation proceeds are distributed to holders of units.

Section 10. Position of the General Partner of Your Partnership With Respect to the Offer.

     The general partner of your partnership believes the offer price and the structure of the transaction are fair to the limited partners. In making such determination, the general partner considered all of the factors and information set forth below, but did not quantify or otherwise attach particular weight to any such factors or information:

     o The offer gives you an opportunity to make an individual decision on whether to tender your units or to continue to hold them.

     o    Our offer price, and the method we used to determine our offer price.

     o The fact that the price offered for your units is based on an estimated value of your partnership's properties that has been determined using a method believed to reflect the valuation of such assets by buyers in the market for similar assets.

     o Prices at which the units have recently sold, to the extent such information is available.

     o    The absence of an established trading market for your units.

     o An analysis of possible alternative transactions, including a property sale or refinancing, or a liquidation of the partnership.

     o An evaluation of the financial condition and results of operations of your partnership including the decrease in property income of your partnership from $3,249,000 for the year ended December 31, 1997 to $3,161,000 for the year ended December 31, 1998.

     The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Although the general partner believes the offer is fair, you must make your own decision whether or not to participate in the offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

Section 11. Conflicts of Interest and Transactions with Affiliates.

     Conflicts of Interest With Respect to the Offer. The general partner of your partnership became controlled by AIMCO on October 1, 1998, when AIMCO merged with Insignia. Accordingly, the general partner of your partnership has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as an affiliate of AIMCO. It also has a duty to remove the property manager for your partnership's properties, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include: (1) the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership's properties; and (2) as a consequence of our ownership of units, because we may have incentives to seek to maximize the value of our ownership of units, which in turn may result in a conflict for your general partner in attempting to reconcile our interests with the interests of the other limited partners. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk Factors -- Conflicts of Interest With Respect to the Offer." Your general partner has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, which indicates that it is remaining neutral and making no recommendation as to whether limited partners should tender their units pursuant to the offer. Limited partners are urged to read this offer to purchase and the Schedule 14D-9 and the related materials carefully and in their entirety before deciding whether to tender their units.

     Conflicts of Interest That Currently Exist for Your Partnership. We control both the general partner of your partnership and the manager of your partnership's properties. The general partner does receive an annual management fee and may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $90,000 in 1996, $86,000 in 1997 and $76,000 in 1998. The
reimbursement amount to your general partner for the 1998 fiscal year included $17,000 which was paid to an affiliate of your general partner for costs incurred in connection with construction oversight services. The property manager received management fees of $335,000 in 1996, $345,000 in 1997 and $362,000 in 1998. We have no current intention of changing the fee structure for your general partner or the manager of your partnership's properties.

     Competition Among Properties. Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. Furthermore, you should bear in mind that AIMCO may acquire properties in general market areas where your partnership properties are located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, we will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

     Future Offers. Although we have no current plans to conduct future tender offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

Section 12. Future Plans of the Purchaser.

     As described above under "The Offer - Section 9. Background and Reasons for the Offer," we own the general partner and thereby control the management of your partnership. In addition, we own the manager of your partnership's properties. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on partnership operations.

     Although we have no present intention to do so, we may acquire additional units or sell units after completion or termination of the offer. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in AIMCO Properties, L.P. or other consideration. We also may consider selling some or all of the units we acquire pursuant to the offer to persons not yet determined, which may include our affiliates. We may also buy your partnership's properties, although we have no present intention to do so. There can be no assurance, however, that we will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

     Except as set forth herein, we do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership or any of your partnership's subsidiaries; a sale or transfer of a material amount of your partnership's assets (or assets of the partnership's subsidiaries); any changes in composition of your partnership's senior management or personnel or their compensation; any changes in your partnership's present capitalization or distribution policy; or any other material changes in your partnership's structure or business. However, we expect that consistent with your general partner's fiduciary obligations, the general partner will seek and review opportunities (including opportunities identified by us) to engage in transactions which could benefit your partnership, such as sales or refinancings of assets or a combination of the partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners.

     We have been advised that the possible future transactions the general partner expects to consider on behalf of your partnership include: (1) payment of extraordinary distributions; (2) refinancing, reducing or increasing existing indebtedness of the partnership; (3) sales of assets, individually or as part of a complete liquidation; and (4) mergers or other consolidation transactions involving the partnership. Any such merger or consolidation transaction could involve other limited partnerships in which your general partner or its affiliates serve as general partners, or a combination of the partnership with one or more existing, publicly traded entities (including, possibly, affiliates of AIMCO), in any of which limited partners might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the partnership and financial benefits accrue to the limited partners of your partnership, we will participate in those benefits to the extent of our ownership of units. The agreement of limited partnership prohibits limited partners from voting on actions taken by the partnership, unless otherwise specifically permitted therein. Limited partners may vote on a liquidation, and if we are successful in acquiring a substantial number of units pursuant to the offer, we will be able to control the outcome of any such vote. Even if we acquire a lesser number of units pursuant to the offer, however, because we currently own approximately 25.335% of the outstanding units we will be able to significantly influence the outcome of any such vote. Our primary objective in seeking to acquire the units pursuant to the offer is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those units.

Section 13. Certain Information Concerning Your Partnership.

     General. Winthrop Growth Investors I Limited Partnership was organized on June 20, 1983, under the laws of the State of Massachusetts. Its primary business is real estate ownership and related operations. Your partnership was formed for the purpose of making investments in various types of real properties which offer potential capital appreciation and cash distributions to its limited partners.

     Your partnership's investment portfolio currently consists of the following four residential apartment complexes below:

      Property               Date of Purchase      Type of Ownership         Size
      --------               ----------------      -----------------         ----

Sunflower Apartments               08/84         Fee ownership subject     Apartment
     Dallas, Texas                                 to a first mortgage      248 units

Meadow Wood Apartments             12/84         Fee ownership subject     Apartment
     Jacksonville, Florida                         to a first mortgage      356 units

Stratford Place Apartments         12/85         Fee ownership subject     Apartment
     Gaithersburg, Maryland                        to a first mortgage      350 units

Stratford Village                  02/86         Fee ownership subject     Apartment
     Montgomery, Alabama                           to a first mortgage      224 units

     The general partner of your partnership is Two Winthrop Properties, Inc. AIMCO has the right, through to its control of your general partner's residential committee, to control you're the day to day activities of your partnership. A wholly owned subsidiary of AIMCO serves as manager of the properties owned by your partnership. As of December 31, 1998, there were 23,139 units issued and outstanding, which were held of record by 1,028 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.

     For additional information about your partnership, please refer to the annual report prepared by your partnership which was sent to you prior to this offer to purchase, particularly Item 2 of Form 10-KSB which contains detailed information regarding the properties owned, including mortgages, rental rates and taxes.

     Investment Objectives and Policies; Sale or Financing of Investments. In general, your general partner (which is our affiliate) regularly evaluates the partnership's properties by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the properties' specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's properties primarily because it expects the properties' operating performance to improve in the near term. In making this assessment, your general partner noted the occupancy and rental rates at the properties in 1998 compared to 1997. For more detailed information regarding the average occupancy and rental rates, see "Average Annual Rental Rates and Occupancy" below. In particular, the general partner noted that it has budgeted approximately $1,968,000 for capital improvements at the properties in 1999 to repair and update the properties', which capital improvements consist of carpet replacement, building improvements, landscaping upgrades and parking lot repairs.. Although there can be no assurance as to future performance, however, these expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the properties at the present time would adequately reflect the properties' future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the properties for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the properties.

     Originally Anticipated Term of Partnership. Your partnership's prospectus, dated May 11, 1984, pursuant to which units in your partnership were sold, indicated that your partnership was intended to be self-liquidating and that it was anticipated that the partnership's properties would be sold within prior to its dissolution date. The prospectus also indicated that there could be no assurance that the partnership would be able to so liquidate and that, unless sooner terminated as provided in the partnership agreement, the existence of the partnership would continue until the year 2003. The partnership currently owns four apartment properties. Your general partner (which is our affiliate) continually considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when any of the properties will be sold or otherwise disposed of. However, there is no current plan or intention to sell the properties in the near future.

     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2003, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.

     Capital Replacement. Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings.

     Competition. There are other properties within the market area of your partnership's properties. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's properties and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local. According to data published by the National Multi-Housing Council, as of January 1, 1999, our portfolio of 373,409 owned or managed apartment units represents approximately 2.2% of the national stock of rental apartments in structures with at least five apartments.

     Selected Financial and Property-Related Data. The summary financial information of your partnership for the years ended December 1998 and 1997 is based on audited financial statements. The summary financial information for the three months ended March 31, 1999 and 1998 is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" in the Annual Report on Form 10-KSB of your partnership for the year ended December 31, 1998.

                                                    For the                 For the
                                               Three Months Ended          Year Ended
                                                    March 31,              December 31,
                                                    --------               -----------
                                                1999        1998        1998        1997
                                                ----        ----        ----        ----
                                            (in thousands, except per unit data)
Operating Data:
  Total Revenues                            $  1,885    $  1,776    $  7,278    $  7,151
  Net Income (Loss)                              100         (44)       (173)       (291)
  Net Income (Loss) per limited                 3.89       (1.73)      (6.74)     (11.32)
     partnership unit

                                                    March 31,             December 31,
                                                    ---------             ------------
                                                1999        1998        1998        1997
                                                ----        ----        ----        ----
Balance Sheet Data:
 Cash and Cash Equivalents                  $  1,495    $  1,708    $  1,863    $  1,508
 Real Estate, Net of Accumulated              21,183      21,449      21,394      21,825
     Depreciation
 Total Assets                                 25,474      26,181      25,952      26,287
 Notes Payable                                21,014      21,270      21,080      21,331
 General Partners' Capital (Deficit)          (1,265)     (1,262)     (1,275)     (1,258)
 Limited Partners' Capital (Deficit)           4,710       5,436       4,620       5,476
 Partners' Capital (Deficit)                   3,445       4,174       3,345       4,218
 Total Distributions                            (600)       --          (100)       (200)
 Net increase (decrease) in cash and            (368)        200         355         160
   cash equivalents
 Net cash provided by operating activities       435         401       1,745       1,412

     Accumulated  Depreciation  Schedule. The following shows the gross carrying
value,   accumulated  depreciation  and  federal  tax  basis  of  each  of  your partnership's properties as of December 31, 1998.

                     Gross Carrying  Accumulated
Property                 Value       Depreciation      Rate      Method  Federal Tax Basis
--------                 -----       ------------      ----      ------  -----------------
                             (in thousands)                                (in thousands)
Sunflower               $ 8,778        $ 5,922       5-25 yrs     S/L           --
Meadow Wood              12,166          5,992       5-25 yrs     S/L           --
Stratford Place          14,885          7,002       5-25 yrs     S/L           --
Stratford Village         8,972          4,491       5-25 yrs     S/L           --
                        -------        -------
    Total               $44,801        $23,407                                  --
                        =======        =======

     Schedule of Mortgages. The following shows certain information regarding the outstanding mortgages encumbering each of your partnership's properties as of December 31, 1998.

                                                                                   Principal
                         Principal        Stated                                    Balance
                         Balance At      Interest      Period        Maturity       Due At
   Property           December 31, 1998     Rate      Amortized        Date        Maturity
   --------           -----------------     ----      ---------        ----        --------
                       (in thousands)                                           (in thousands)
Sunflower              $    2,624         7.46%        360 mos.      02/11/26    $       19
Meadow Wood                 4,134        10.00%              (1)     12/01/00         4,071
Stratford Place             9,193         8.23%              (1)     07/01/06         8,000
Stratford Village           5,129         7.72%        360 mos.      11/01/24            38
                       ----------                                                ----------
                    ================                                           ================
                       $   21,080                                                $   12,128
                       ==========                                                 ==========
                    ================                                           ================

     Average Annual Rental Rate and Occupancy. The following shows the average annual rental rates and occupancy percentages for each of your partnership's properties during the past two years.

    Property           Average Annual Rental Rate      Average Annual Occupancy
    --------           --------------------------      ------------------------
                           1998         1997              1998          1997
                           ----         ----              ----          ----
Sunflower                $5,585       $5,317               98%           96%
Meadow Wood               6,377        6,119               86%           86%
Stratford Place           7,625        7,311               97%           97%
Stratford Village         6,788        6,801               84%           90%

     Schedule of Real Estate Taxes and Rates. The following shows the real estate taxes and rates for 1998 for each of your partnership's properties.

                                   1998 Billing
                                   ------------
                  Property        (in thousands        1998 Rate
                  --------                             ---------

                 Sunflower             $132              2.71%
                Meadow Wood             150              2.04%
               Stratford Place          210              3.32%
              Stratford Village          59              3.45%

     Property Management. Your partnership's properties are managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's properties, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

     Distributions. The following table shows, for each of the years indicated, the distributions paid per unit in such years.


                    Year Ended December 31         Amount
                    ----------------------         -------

                      1995                         $ 8.64
                      1996                         $ 8.64
                      1997                         $ 8.64
                      1998                         $30.25
                          Total                    $56.17




     Operating Budgets of the Partnership. A summary of the operating budgets of your partnership's properties for the year ending on December 31, 1999 is as follows:

                                             Fiscal 1999 Operating Budgets
                                 Meadow Wood          Stratford Place      Stratford Village         Sunflower

Total Revenues                   $ 2,033,494           $ 2,804,111           $ 1,318,695           $ 1,427,384
Operating Expenses                  (502,019)             (488,501)             (277,675)             (264,328)
Replacement Reserves-Net              71,196                84,000                32,712                53,700
Debt Service                        (443,592)             (897,310)             (458,323)             (225,658)
Capital Expenditures              (1,032,032)             (664,500)             (180,974)             (307,298)
Net Cash Flow                        127,047               837,800               434,435               683,800


     The above budgets at the time they were made were forward-looking information developed by your general partner (which is our affiliate). Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.

     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1999 should not necessarily be considered as indicative of what the audited operating results for fiscal 1999 will be. For the year ended December 31, 1998, the partnership reported revenues of $7,241,257, operating expenses of $3,727,084 and replacement reserves and capital expenditures of $353,000.

     Beneficial Ownership of Interests in Your Partnership. Together with its subsidiaries, we currently own, in the aggregate, approximately 25.335% of the outstanding limited partnership units of your partnership. Except as set forth above, neither we, nor, to the best of our knowledge, any of our affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

     Compensation Paid to the General Partner and its Affiliates. The following table shows, for each of the years indicated, compensation paid to your general partner and its affiliates:

                              Partnership            Property
                               Fees and             Management
           Year                Expenses               Fees
           ----               -----------           ----------

           1996               $ 90,000               $335,000
           1997                 86,000                345,000
           1998                 76,000                362,000

     Legal Proceedings. Your partnership may be party to a variety of legal proceedings related to its ownership of the partnership's properties and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.

     Additional Information Concerning Your Partnership. Your partnership files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document your partnership files at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Your partnership's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

Section 14. Voting Power.

     Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire all the units we are offering to purchase, we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

Section 15. Source of Funds.

     We expect that approximately $2,960,700 will be required to purchase all of the 10,425 limited partnership units that we are seeking in this offer (exclusive of fees and expenses estimated to be $10,000). For more information regarding fees and expenses, see "The Offer - Section 19. Fees and Expenses" in the Offer to Purchase.

     In addition to this offer, we are concurrently making offers to acquire interests in approximately 100 other limited partnerships. If all such offers were fully subscribed for cash, we would be required to pay approximately $260 million for all such units. If for some reason we did not have such funds available we might extend this offer for a period of time sufficient for us to obtain additional funds, or we might terminate this offer. However, based on our past experience with similar offers, we do not expect all such offers to be fully subscribed. Also, in some offers, investors have been offered a choice of cash or securities. As a result, we expect that the funds that will be necessary to consummate all the offers will be substantially less than $200 million. We believe that we have sufficient cash on hand and available sources of financing to pay such amounts. As of March 31, 1999, we had $38,000,000 of cash on hand and $145,000,000 available for borrowing under our existing lines of credit.

     Under our $145 million revolving credit facility with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A., AIMCO Properties, L.P. is the borrower and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at our election, plus, an applicable margin. We elect which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of our consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to us under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require us to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits us from distributing more than 80% of our Funds From Operations (as defined) to holders of our units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.

Section 16. Dissenters' Rights.

     Neither the agreement of limited partnership of your partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with, or as a result of, our offer. You have the opportunity to make an individual decision on whether or not to tender your units in the offer.

Section 17. Conditions of the Offer.

     Notwithstanding any other provisions of our offer, we will not be required to accept for payment and pay for any units tendered pursuant to our offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend our offer if at any time on or after the date of this offer to purchase, and at or before the expiration of our offer (including any extension thereof), any of the following shall occur:

     (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns property, including any fire, flood, natural disaster, casualty loss, or act of God that, in our reasonable judgment, are or may be materially adverse to your partnership or the value of the units to us, or we shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in our reasonable judgment, has or may have material significance with respect to the value of your partnership or the value of the units to us; or

     (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing price of a share of AIMCO's Class A Common Stock of more than 7.5% from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 25 basis point increase in 30 day LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or at least a 25 basis point increase the price of the 10-year Treasury Bond or the 30-year Treasury Bond, in each case from the date hereof, (iii) any material adverse change in the commercial mortgage financing markets, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, conflict, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgment, a material acceleration or worsening thereof; or

     (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge our purchase of the units, restrains, prohibits or delays the making or consummation of our offer, prohibits the performance of any of the contracts or other arrangements entered into by us (or any affiliates of ours), seeks to obtain any material amount of damages as a result of the transactions contemplated by our offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to our offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by us or any of our affiliates of the entity serving as general partner of the partnership or to remove such entity as general partner of your partnership, or seeks to impose any material limitation on our ability or the ability of any affiliate of ours to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on our ability to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by us on all matters properly presented to the limited partners, or (v) might result, in our reasonable judgment, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by us as a result of the transactions contemplated by our offer or the value of the units to us; or

     (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to our offer, your partnership, any general partner of your partnership, us or any affiliate of ours or your partnership, or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (c) above; or

     (e) your partnership shall have (i) changed, or authorized a change of, the units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities, (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced,
(vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice,
(viii) authorized, recommended or proposed, or entered into, any transaction which, in our reasonable judgment, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated; or

     (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Exchange Act), or it shall have been publicly disclosed or we shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than five percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than five percent of the units, other than acquisitions for bona fide arbitrage purposes, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation or other business combination with or involving your partnership; or

     (g) we shall not have adequate cash or financing commitments available to pay the for the units validly tendered; or

     (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.

Section 18. Certain Legal Matters.

     General. Except as set forth in this Section 18, we are not, based on information provided by your general partner (which is our affiliate), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by our acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by us pursuant to the offer, other than the filing of a Tender Offer Statement on Schedule 14D-1 with the SEC (which has already been filed) and any required amendments thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership or its business, or that certain parts of its business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the offer without purchasing units thereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 18.

     Antitrust.   We  do  not  believe  that  the  Hart-Scott-Rodino   Antitrust
Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to our offer.

     State Laws. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of)
unitholders residing in such jurisdiction. In those jurisdictions with securities or blue sky laws that require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of us, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Section 19. Fees and Expenses.

     Except  as set  forth  in this  Section  19,  we will  not pay any  fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We have retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with our offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee limited partners to forward materials relating to the offer to beneficial owners of the units. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify it against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will also pay all costs and expenses of printing and mailing the offer and its legal fees and expenses.

                                   ----------

     No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     We have filed with the Commission a Tender Offer Statement on Schedule 14D-1, pursuant to Section 14(d)(1) and Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same place and in the same manner as described in "The Offer -- Section 13" under "Additional Information Concerning Your Partnership."

                                          AIMCO PROPERTIES, L.P.

                                                                         ANNEX I

                             OFFICERS AND DIRECTORS

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The Class B Director of the general partner of your partnership is Patrick J. Foye. Mr. Foye and Carla R. Stoner are the officers of the general partner of your partnership elected by the Residential Committee. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


     Name                                  Position
     ----                                  --------

Terry Considine          Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez       Vice Chairman, President and Director
Thomas W. Toomey         Executive Vice President-- Finance and Administration
Joel F. Bonder           Executive Vice President, General Counsel and Secretary
Patrick J. Foye          Executive Vice President
Steven D. Ira            Executive Vice President and Co-Founder
Harry G. Alcock          Senior Vice President-- Acquisitions
Troy D. Butts            Senior Vice President and Chief Financial Officer
Carla Stoner             Senior Vice President - Real Estate Accounting
Richard S. Ellwood       Director
J. Landis Martin         Director
Thomas L. Rhodes         Director
John D. Smith            Director



    Name                        Principal Occupations for the Last Five Years
    ----                        ---------------------------------------------

Terry Considine               Chief  Executive  Officer  of AIMCO  and  AIMCO-GP
                              since July 1994. He is the sole owner of Considine
                              Investment Co. and prior to July 1994 was owner of
                              approximately  75% of Property  Asset  Management,
                              L.L.C.,  Limited  Liability  Company,  a  Colorado
                              limited   liability   company,   and  its  related
                              entities  (collectively,  "PAM"),  one of  AIMCO's
                              predecessors.  On October 1, 1996,  Mr.  Considine
                              was  appointed  Co-Chairman  and director of Asset
                              Investors  Corp. and Commercial  Asset  Investors,
                              Inc.,  two other  public  real  estate  investment
                              trusts,  and  appointed as a director of Financial
                              Assets  Management,  LLC, a real estate investment
                              trust manager.  Mr. Considine has been involved as
                              a   principal   in  a  variety   of  real   estate
                              activities, including the acquisition, renovation,
                              development  and  disposition of  properties.  Mr.
                              Considine has also controlled  entities engaged in
                              other businesses such as television  broadcasting,
                              gasoline     distribution    and     environmental
                              laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law School and was formerly admitted as a member of the Massachusetts Bar (inactive).

Peter K. Kompaniez            Mr.   Kompaniez  has  been  Vice  Chairman  and  a
                              director   of  AIMCO   since  July  1994  and  was
                              appointed  President  of AIMCO in July  1997.  Mr.
                              Kompaniez has served as Vice President of AIMCO-GP
                              from July 1994 through July 1998 and was appointed
                              President in July 1998.  Mr.  Kompaniez has been a
                              director  of  AIMCO-GP  since  July  1994.   Since
                              September 1993, Mr. Kompaniez has owned 75% of PDI
                              Realty Enterprises,  Inc., a Delaware  corporation
                              ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From
                              1986 to 1993,  he  served as  President  and Chief
                              Executive  Officer of Heron Financial  Corporation
                              ("HFC"), a United States holding company for Heron
                              International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including
                              6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).

Thomas W. Toomey              Mr.  Toomey has served as Senior Vice  President -
                              Finance and  Administration of AIMCO since January
                              1996    and    was     promoted    to    Executive
                              Vice-President-Finance and Administration in March
                              1997. Mr. Toomey has been Executive Vice President
                              - Finance and  Administration  of AIMCO-GP similar
                              capacity with Lincoln  Property Company ("LPC") as
                              well  as  Vice  President/Senior   Controller  and
                              Director  of  Administrative  Services  of Lincoln
                              Property  Services  where he was  responsible  for
                              LPC's computer systems,  accounting, tax, treasury
                              services and benefits administration. From 1984 to
                              1990, he was an audit manager with Arthur Andersen
                              & Co.  where he served  real  estate  and  banking
                              clients.  From 1981 to 1983, Mr. Toomey was on the
                              audit staff of Kenneth  Leventhal  & Company.  Mr.
                              Toomey     received    a    B.S.    in    Business
                              Administration/Finance     from    Oregon    State
                              University and is a Certified Public Accountant.

Joel F. Bonder                Mr. Bonder has served as Executive  Vice President
                              and  General  Counsel of AIMCO  since  December 8,
                              1997. Mr. Bonder has been Executive Vice President and General Counsel of AIMCO-GP since July 1998.
                              Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP
                              Incorporated  from April 1994 until December 1997.
                              Mr.  Bonder  served as Vice  President  and Deputy
                              General Counsel of NHP Incorporated from June 1991 to March 1994 and as Associate General Counsel of
                              NHP from  1986 to  1991.  From  1983 to 1985,  Mr.
                              Bonder was with the Washington, D.C. law firm of Lane & Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington
                              University School of Law.

Patrick J. Foye               Mr. Foye has served as Executive Vice President of
                              AIMCO  and  AIMCO-GP  since  May  1998.  Prior  to
                              joining  AIMCO,  Mr. Foye was a partner in the law
                              firm of Skadden,  Arps, Slate,  Meagher & Flom LLP
                              from 1989 to 1998 and was Managing  Partner of the
                              firm's Brussels,  Budapest and Moscow offices from
                              1992  through  1994.   Mr.  Foye  is  also  Deputy
                              Chairman of the Long Island  Power  Authority  and
                              serves  as  a  member   of  the  New  York   State
                              Privatization  Council.  He  received a B.A.  from
                              Fordham College and a J.D. from Fordham University
                              Law School.

Steven D. Ira                 Mr. Ira is a Co-Founder of AIMCO and has served as
                              Executive Vice President of AIMCO since July 1994.
                              Mr.  Ira has  been  Executive  Vice  President  of
                              AIMCO-GP  since  July  1998.  From 1987 until July
                              1994,  he served  as  President  of PAM.  Prior to
                              merging  his  firm  with  PAM  in  1987,  Mr.  Ira
                              acquired   extensive    experience   in   property
                              management.  Between  1977 and 1981 he  supervised
                              the property  management  of over 3,000  apartment
                              and  mobile  home  units  in  Colorado,  Michigan,
                              Pennsylvania  and  Florida,  and in 1981 he joined
                              with others to form the property  management  firm
                              of  McDermott,  Stein and Ira.  Mr. Ira served for
                              several  years on the National  Apartment  Manager
                              Accreditation  Board and is a former  president of
                              both the National  Apartment  Association  and the
                              Colorado  Apartment  Association.  Mr.  Ira is the
                              sixth  individual  elected  to the Hall of Fame of
                              the National Apartment  Association in its 54-year
                              history.  He holds a Certified  Apartment Property
                              Supervisor   (CAPS)  and  a  Certified   Apartment
                              Manager  designation  from the National  Apartment
                              Association, a Certified Property Manager (CPM) designation from the National Institute of Real
                              Estate Management (IREM) and he is a member of the Board of Directors of the National Multi-Housing
                              Council, the National Apartment Association and the Apartment Association of Metro Denver. Mr. Ira received a B.S. from Metropolitan State College in 1975.

Harry G. Alcock               Mr.  Alcock has served as Vice  President of AIMCO
                              and AIMCO-GP since July 1996, and was promoted to Senior Vice President - Acquisitions in October
                              1997, with responsibility for acquisition and financing activities since July 1994. From June
                              1992 until July 1994,  Mr. Alcock served as Senior
                              Financial  Analyst  for PDI and HFC.  From 1988 to
                              1992,  Mr.  Alcock  worked for Larwin  Development
                              Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace Corp. He received his B.S. from
                              San Jose State University.

Troy D. Butts                 Mr. Butts has served as Senior Vice  President and
                              Chief  Financial  Officer of AIMCO since  November
                              1997. Mr. Butts has been Senior Vice President and
                              Chief  Financial  Officer of  AIMCO-GP  since July
                              1998. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real
                              Estate  Services Group for Arthur  Andersen LLP in
                              Dallas,  Texas.  Mr.  Butts was employed by Arthur
                              Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public
                              Accountant.


Richard S. Ellwood            Mr.  Ellwood was  appointed a Director of AIMCO in
12 Auldwood Lane              July 1994 and is  currently  Chairman of the Audit
Rumson, NJ 07660              Committee.   Mr.   Ellwood  is  the   founder  and
                              President of R.S. Ellwood & Co.,  Incorporated,  a
                              real  estate  investment  banking  firm.  Prior to
                              forming R.S. Ellwood & Co.,  Incorporated in 1987,
                              Mr. Ellwood had 31 years experience on Wall Street
                              as an  investment  banker,  serving  as:  Managing
                              Director  and  senior   banker  at  Merrill  Lynch
                              Capital  Markets  from  1984  to  1987;   Managing
                              Director  at Warburg  Paribas  Becker from 1978 to
                              1984;   general   partner  and  then  Senior  Vice
                              President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P.
                              Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite
                              Hotels,  Inc. and Florida  East Coast  Industries,
                              Inc.





J. Landis Martin              Mr.  Martin was  appointed  a Director of AIMCO in
199 Broadway                  July 1994 and became Chairman of the  Compensation
Suite 4300                    Committee in March 1998.  Mr. Martin has served as
Denver, CO 80202              President  and  Chief  Executive   Officer  and  a
                              Director of NL Industries, Inc., a manufacturer of
                              titanium  dioxide,  since  1987.  Mr.  Martin  has
                              served  as  Chairman  of  Tremont  Corporation,  a
                              holding company  operating  through its affiliates
                              Titanium  Metals  Corporation   ("TIMET")  and  NL
                              Industries,   Inc.,   since   1990  and  as  Chief
                              Executive  Officer and a director of Tremont since
                              1998.  Mr. Martin has served as Chairman of Timet,
                              an integrated producer of titanium, since 1987 and
                              Chief  Executive  Officer since January 1995. From
                              1990 until its acquisition by Dresser  Industries,
                              Inc.  ("Dresser")  in 1994,  Mr.  Martin served as
                              Chairman of the Board and Chief Executive  Officer
                              of  Baroid   Corporation,   an  oilfield  services
                              company. In addition to Tremont, NL and TIMET, Mr.
                              Martin is a director of Dresser,  which is engaged
                              in  the  petroleum   services,   hydrocarbon   and
                              engineering industries.


Carla R. Stoner               Ms.  Stoner  joined  AIMCO  in  July  1997 as Vice
                              President of Finance and Administration and became
                              Senior Vice President - Real Estate  Accounting in
                              November 1998. Prior to joining AIMCO, Ms. Stoner was with National Housing Partners since 1989.
                              While at National Housing Partners, Ms. Stoner served as a real estate controller from 1989 to 1992, as Vice President of Accounting from 1992 to
                              1995 and as Interim Chief Information Officer from
                              1995 to  July  1997.  Prior  to  joining  National
                              Housing Partners, Ms. Stoner was a Senior Auditor with Deloitte & Touche from 1984 to 1989. Ms.
                              Stoner received a B.A. in accounting from Virginia
                              Tech.

Thomas L. Rhodes              Mr.  Rhodes was  appointed  a Director of AIMCO in
215 Lexingon Avenue           July 1994.  Mr. Rhodes has served as the President
4th Floor                     and a Director of National  Review  magazine since
New York, NY 10016            November 30,  1992,  where he has also served as a
                              Director  since 1998.  From 1976 to 1992 , he held
                              various positions at Goldman,  Sachs & Co. and was
                              elected a General  Partner in 1986 and served as a
                              General Partner from 1987 until November 27, 1992.
                              He  is  currently   Co-Chairman  of  the  Board  ,
                              Co-Chief  Executive  Officer  and  a  Director  of
                              Commercial   Assets  Inc.   and  Asset   Investors
                              Corporation.  He  also  serves  as a  Director  of
                              Delphi Financial Group, Inc. and its subsidiaries,
                              Delphi   International  Ltd.,  Oracle  Reinsurance
                              Company,   and  the  Lynde   and   Harry   Bradley
                              Foundation.  Mr.  Rhodes is Chairman of the Empire
                              Foundation  for  Policy  Research,  a Founder  and
                              Trustee of Change  NY, a Trustee  of The  Heritage
                              Foundation,   and  a  Trustee  of  the   Manhattan
                              Institute


John D. Smith                 Mr.  Smith was  appointed  a Director  of AIMCO in
3400 Peachtree Road           November   1994.   Mr.  Smith  is  Principal   and
Suite 831                     President of John D. Smith Developments. Mr. Smith
Atlanta, GA 30326             has been a shopping  center  developer,  owner and
                              consultant  for over 8.6  million  square  feet of
                              shopping center projects including Lenox Square in
                              Atlanta,  Georgia.  Mr.  Smith  is a  Trustee  and
                              former President of the  International  Council of
                              Shop ping  Centers and was selected to be a member
                              of the American Society of Real Estate Counselors.
                              Mr. Smith  served as a Director  for  Pan-American
                              Properties,  Inc.  (National  Coal  Board of Great
                              Britain)  formerly known as  Continental  Illinois
                              Properties.  He  also  serves  as  a  director  of
                              American  Fidelity  Assurance   Companies  and  is
                              retained  as  an  advisor  by  Shop  System  Study
                              Society, Tokyo, Japan.

     The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


               By Mail:                        By Overnight Courier:                      By Hand:


             P.O. Box 2065                     111 Commerce Road                    111 Commerce Road
    S. Hackensack, N.J. 07606-2065           Carlstadt, N.J. 07072                Carlstadt, N.J. 07072
                                           Attn.: Reorganization Dept.           Attn.: Reorganization Dept.


                          For information, please call:

                            TOLL FREE: (888) 349-2005

To Tender Units of Limited Partnership in Winthrop Growth Investors 1 Limited Partnership
                      Pursuant to an Offer to Purchase
                               Dated July 23, 1999
                                       by
                             AIMCO PROPERTIES, L.P.
--------------------------------------------------------------------------------
                      THE OFFER AND WITHDRAWAL RIGHTS WILL
                       EXPIRE AT 5:00 P.M., NEW YORK TIME,
                      ON August 25, 1999, UNLESS EXTENDED.
--------------------------------------------------------------------------------


                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

             By Mail:                            By Overnight Courier:                       By Hand:
           P.O. Box 2065                           111 Commerce Road                     111 Commerce Road
  S. Hackensack, N.J. 07606-2065                 Carlstadt, N.J. 07072                 Carlstadt, N.J. 07072
                                              Attn.: Reorganization Dept.           Attn.: Reorganization Dept.

                                  By Telephone:
                            TOLL FREE (888) 349-2005

---------------------------------------------------------------------------------------------------------------
                          DESCRIPTION OF UNITS TENDERED
---------------------------------------------------------------------------------------------------------------

  Name(s) and Address(es) of Registered Holder(s) (Please                          Units in Winthrop Growth
 indicate changes or corrections to the name, address and
          tax identification number printed below.)
---------------------------------------------------------------------------------------------------------------

                                                              1. Total Number    2. Number of       3. Total
                                                              of Units Owned    Units Tendered     Number of
                                                                    (#)            for Cash      Units Tendered
                                                                                      (#)             (#)
                                                             --------------------------------------------------










---------------------------------------------------------------------------------------------------------------

To participate in the offer, you must send a duly completed and executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal so that such documents are received by River Oaks Partnership Services, Inc., the Information Agent, on or prior to July 23, 1999, unless extended (the "Expiration Date"). The method of delivery of this Letter of Transmittal and all other required documents is at your option and risk, and delivery will be deemed made only when actually received by the Information Agent. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to assure timely delivery. Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth above does not constitute valid delivery.

[IF COMPETING OFFER HAS BEEN MADE, THEN COMPLETE AND INSERT RIDER A.]

                                   ----------

         IF YOU HAVE THE CERTIFICATE ORIGINALLY ISSUED TO REPRESENT YOUR
          INTEREST IN THE PARTNERSHIP PLEASE SEND IT TO THE INFORMATION
                     AGENT WITH THIS LETTER OF TRANSMITTAL.

                                   ----------

     For information or assistance in connection with the offer or the completion of this Letter of Transmittal, please contact the Information Agent at (888) 349-2005 (toll free).

     The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

--------------------------------------------------------------------------------

           SPECIAL PAYMENT INSTRUCTIONS
           (See Instructions 2, 4 and 9)

     To be completed ONLY if the consideration for the purchase price of Units accepted for payment is to be issued in the name of someone other than the undersigned.


[_]  Issue consideration to:

Name ___________________________________________
            (Please type or Print)

Address ________________________________________








                               (Include Zip Code)




                   (Tax Identification or Social Security No.)
                            (See Substitute Form W-9)

--------------------------------------------------------------------------------







--------------------------------------------------------------------------------
                         SPECIAL DELIVERY INSTRUCTIONS
                         (See Instructions 2, 4 and 9)

To be completed ONLY if the consideration for the purchase price of Units accepted for payment is to be sent to someone other than the undersigned or to the undersigned at an address other than that shown above.


[_]  Mail consideration to:


Name ___________________________________________
            (Please type or Print)

Address ________________________________________








                               (Include Zip Code)




                   (Tax Identification or Social Security No.)
                            (See Substitute Form W-9)

--------------------------------------------------------------------------------




                     NOTE: SIGNATURES MUST BE PROVIDED BELOW
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The undersigned hereby acknowledges that he or she has received and reviewed (i) the Purchaser's Offer to Purchase, dated July 23, 1999 (the "Offer Date") relating to the offer by AIMCO Properties, L.P. (the "Purchaser") to purchase Limited Partnership Interests (the "Units") in Winthrop Growth Investors 1 Limited Partnership, a Massachusetts limited partnership (the "Partnership") and (ii) this Letter of Transmittal and the Instructions hereto, as each may be supplemented or amended from time to time (collectively, the "Offer").

     Upon the terms and subject to the conditions set forth in the Offer to Purchase, and this Letter of Transmittal, the undersigned hereby tenders to the Purchaser the Units set forth in the box above entitled "Description of Units Tendered," including all interests in any limited partnership represented by such units (collectively, the "Units"), at the price of $284 per Unit, less the amount of distributions, if any, made by the Partnership from the Offer Date until the Expiration Date (the "Offer Price"), net to the undersigned in cash, without interest.

     Subject to and effective upon acceptance for payment of any of the Units tendered hereby in accordance with the terms of the Offer, the undersigned hereby irrevocably sells, assigns, transfers, conveys and delivers to, or upon the order of, the Purchaser all right, title and interest in and to such Units tendered hereby that are accepted for payment pursuant to the Offer, including, without limitation, (i) all of the undersigned's interest in the capital of the Partnership, and the undersigned's interest in all profits, losses and distributions of any kind to which the undersigned shall at any time be entitled in respect of the Units; (ii) all other payments, if any, due or to become due to the undersigned in respect of the Units, under or arising out of the agreement of limited partnership of the Partnership (the "Partnership Agreement"), or any agreement pursuant to which the Units were sold (the "Purchase Agreement"), whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of the undersigned's claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of the Partnership Agreement or Purchase Agreement or the undersigned's ownership of the Units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of the Partnership; and (iv) all present and future claims, if any, of the undersigned against the Partnership, the other partners of the Partnership, or the general partner and its affiliates, including the Purchaser, under or arising out of the Partnership Agreement, the Purchase Agreement, the undersigned's status as a limited partner, or the terms or conditions of the Offer, for monies loaned or advanced, for services rendered, for the management of the Partnership or otherwise.

     The undersigned hereby irrevocably constitutes and appoints the Purchaser and any designees of the Purchaser as the true and lawful agent and attorney-in-fact of the undersigned with respect to such Units, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote or act in such manner as any such attorney and proxy or substitute shall, in its sole discretion, deem proper with respect to such Units, to do all such acts and things necessary or expedient to deliver such Units and transfer ownership of such Units on the partnership books maintained by the general partner of the Partnership, together with all accompanying evidence of transfer and authenticity to, or upon the order of, the Purchaser, to sign any and all documents necessary to authorize the transfer of the Units to the Purchaser including, without limitation, the "Transferor's (Seller's) Application for Transfer" created by the National Association of Securities Dealers, Inc., if required, and upon receipt by the Information Agent (as the undersigned's agent) of the Offer Price, to become a substitute limited partner, to receive any and all distributions made by the Partnership from and after the Expiration Date of the Offer (regardless of the record date for any such distribution), and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units, all in accordance with the terms of the Offer. This appointment is effective upon the purchase of the Units by the Purchaser as provided in the Offer and shall be irrevocable for a period of ten years following the termination of the Offer. Upon the purchase of Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Units will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective).

     In addition to and without limiting the generality of the foregoing, the undersigned hereby irrevocably (i) requests and authorizes (subject to and effective upon acceptance for payment of any Unit tendered hereby) the Partnership and its general partners to take any and all actions as may be required to effect the transfer of the undersigned's Units to the Purchaser (or its designee) and to admit the Purchaser as a substitute limited partner in the Partnership under the terms of the Partnership Agreement; (ii) empowers the Purchaser and its agent to execute and deliver to each general partner a change of address form instructing the general partner to send any and all future distributions to the address specified in the form, and to endorse any check payable to or upon the order of such unitholder representing a distribution to which the Purchaser is entitled pursuant to the terms of the offer, in each case, in the name and on behalf of the tendering unitholder; (iii) agrees not to exercise any rights pertaining to the Units without the prior consent of the Purchaser; and (iv) requests and consents to the transfer of the Units, to be effective on the books and records of the Partnership as of May 1, 1999.

     Notwithstanding any provision in a Partnership Agreement or any Purchase Agreement to the contrary, the undersigned hereby directs each general partner of the Partnership to make all distributions after the Purchaser accepts the tendered Units for payment to the Purchaser or its designee. Subject to and effective upon acceptance for payment of any Unit tendered hereby, the undersigned hereby requests that the Purchaser be admitted to the Partnership as a substitute limited partner under the terms of the Partnership Agreement. Upon request, the undersigned will execute and deliver additional documents deemed by the Information Agent or the Purchaser to be necessary or desirable to complete the assignment, transfer and purchase of Units tendered hereby and will hold any distributions received from the Partnership after the Expiration Date in trust for the benefit of the Purchaser and, if necessary, will promptly forward to the Purchaser any such distributions immediately upon receipt. The Purchaser reserves the right to transfer or assign, in whole or in part, from time to time, to one or more of its affiliates, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering unitholders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     By executing this Letter of Transmittal, the undersigned represents that either (i) the undersigned is not a plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. Section 2510.3-101 of any such plan, or (ii) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or
Section 4975 of the Code.

     The undersigned understands that a tender of Units to the Purchaser will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in the Offer, the Purchaser may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment may be destroyed by the Purchaser (or its agent). Except as stated in the Offer, this tender is irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, or unless already accepted for payment, any time after September 21, 1999.

     The undersigned has been advised that the Purchaser is an affiliate of the general partner of the Partnership and no such general partner makes any recommendation as to whether to tender or refrain from tendering Units in the Offer. The undersigned has made his or her own decision to tender Units.

     The undersigned hereby represents and warrants for the benefit of the Partnership and the Purchaser that the undersigned owns the Units tendered hereby and has full power and authority and has taken all necessary action to validly tender, sell, assign, transfer, convey and deliver the Units tendered hereby and that when the same are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claims and that the transfer and assignment contemplated herein are in compliance with all applicable laws and regulations.

     Our records indicate that the undersigned owns the number of Units set forth in the box above entitled "Description of Units Tendered" under the column entitled "Total Number of Units Owned." If you would like to tender only a portion of your Units, please so indicate in the space provided in the box above entitled "Description of Units Tendered."

     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligations of the undersigned shall be binding upon the heirs, personal representatives, trustees in bankruptcy, legal representatives, and successors and assigns of the undersigned.

     The undersigned further represents and warrants that, to the extent a certificate evidencing the Units tendered hereby (the "original certificate") is not delivered by the undersigned together with this Letter of Transmittal, (i) the undersigned represents and warrants to the Purchaser that the undersigned has not sold, transferred, conveyed, assigned, pledged, deposited or otherwise disposed of any portion of the Units, (ii) the undersigned has caused a diligent search of its records to be taken and has been unable to locate the original certificate, (iii) if the undersigned shall find or recover the original certificate evidencing the Units, the undersigned will immediately and without consideration surrender it to the Purchaser; and (iv) the undersigned shall at all times indemnify, defend, and save harmless the Purchaser and the Partnership, its successors, and its assigns from and against any and all claims, actions, and suits whether groundless or otherwise, and from and against any and all liabilities, losses, damages, judgments, costs, charges, counsel fees, and other expenses of every nature and character by reason of honoring or refusing to honor the original certificate when presented by or on behalf of a holder in due course of a holder appearing to or believed by the partnership to be such, or by issuance or delivery of a replacement certificate, or the making of any payment, delivery, or credit in respect of the original certificate without surrender thereof, or in respect of the replacement certificate.

================================================================================
                                  SIGNATURE BOX
                               (See Instruction 2)
--------------------------------------------------------------------------------

     Please sign exactly as your name is printed on the front of this Letter of Transmittal. For joint owners, each joint owner must sign. (See Instruction 2).

     TRUSTEES, EXECUTORS, ADMINISTRATORS, GUARDIANS, ATTORNEYS-IN-FACT, OFFICERS OF A CORPORATION OR OTHER PERSONS ACTING IN A FIDUCIARY OR REPRESENTATIVE CAPACITY, PLEASE COMPLETE THIS BOX AND SEE INSTRUCTION 2.

     The signatory hereto hereby tenders the Units indicated in this Letter of Transmittal to the Purchaser pursuant to the terms of the Offer, and certifies under penalties of perjury that the statements in Box A, Box B and, if applicable, Box C and Box D are true.

              X________________________________________________________
                             (Signature of Owner)

              X________________________________________________________
                          (Signature of Joint Owner)


              Name and Capacity (if other than individuals):___________

              Title:___________________________________________________

              Address:_________________________________________________

              (City)                                  (State)            (Zip)
              Area Code and Telephone No. (Day):

                                         (Evening):_____________________________

                        Signature Guarantee (If Required)
                               (See Instruction 2)

              Name and Address of Eligible Institution:_________________________
________________________________________________________________________________
________________________________________________________________________________

Authorized Signature: X____________________________

Name:___________________________________________________

Title:________________________________       Date:______________________________


================================================================================

                               TAX CERTIFICATIONS
                              (See Instruction 4)

     By signing the Letter of Transmittal in the Signature Box, the unitholder certifies as true under penalty of perjury, the representations in Boxes A, B and C below. Please refer to the attached Instructions for completing this Letter of Transmittal and Boxes A, B and C below.

================================================================================

                                      BOX A
                               SUBSTITUTE FORM W-9
                           (See Instruction 4 - Box A)
--------------------------------------------------------------------------------

     The unitholder hereby certifies the following to the Purchaser under penalties of perjury:

     (i) The Taxpayer Identification No. ("TIN") printed (or corrected) on the front of this Letter of Transmittal is the correct TIN of the unitholder, unless the Units are held in an Individual Retirement Account ("IRA"); or if this box [_] is checked, the unitholder has applied for a TIN. If the unitholder has applied for a TIN, a TIN has not been issued to the unitholder, and either (a) the unitholder has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the unitholder intends to mail or deliver an application in the near future (it being understood that if the unitholder does not provide a TIN to the Purchaser, 31% of all reportable payments made to the unitholder will be withheld); and

     (ii) Unless this box [_] is checked, the unitholder is not subject to backup withholding either because the unitholder: (a) is exempt from backup withholding; (b) has not been notified by the IRS that the unitholder is subject to backup withholding as a result of a failure to report all interest or dividends; or (c) has been notified by the IRS that such unitholder is no longer subject to backup withholding.

     Note: Place an "X" in the box in (ii) above, only if you are unable to certify that the unitholder is not subject to backup withholding.

================================================================================



================================================================================
                                      BOX B
                                FIRPTA AFFIDAVIT
                           (See Instruction 4 - Box B)
================================================================================

     Under Section 1445(e)(5) of the Internal Revenue Code and Treas. Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchaser that no withholding is required with respect to the unitholder's Units in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury:

     (i) Unless this box [_] is checked, the unitholder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations);

     (ii) The unitholder's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correct as furnished in the blank provided for that purpose on the front of the Letter of Transmittal;

     (iii) The unitholder's home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal.

     The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.
================================================================================



================================================================================

                                      BOX C
                               SUBSTITUTE FORM W-8
                           (See Instruction 4 - Box C)
================================================================================

     By checking this box [_], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the unitholder is an "exempt foreign person" for purposes of the Backup Withholding rules under the U.S.
Federal   income  tax  laws,   because   the   unitholder   has  the   following
characteristics:

     (i)  Is  a  nonresident   alien   individual  or  a  foreign   corporation,
          partnership, estate or trust;

     (ii) If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and

     (iii)Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

================================================================================


                                  INSTRUCTIONS

                      FOR COMPLETING LETTER OF TRANSMITTAL

1. REQUIREMENTS OF TENDER. To be effective, a duly completed and signed Letter of Transmittal (or facsimile thereof) and any other required documents must be received by the Information Agent at one of its addresses (or its facsimile number) set forth herein before 5:00 p.m., New York Time, on the Expiration Date, unless extended. To ensure receipt of the Letter of Transmittal and any other required documents, it is suggested that you use overnight courier delivery or, if the Letter of Transmittal and any other required documents are to be delivered by United States mail, that you use certified or registered mail, return receipt requested.

     WHEN TENDERING, YOU MUST SEND ALL PAGES OF THE LETTER OF TRANSMITTAL, INCLUDING TAX CERTIFICATIONS (BOXES A, B, and C).

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING UNITHOLDER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

2.   SIGNATURE REQUIREMENTS.

     Individual and Joint Owners -- After carefully reading and completing the Letter of Transmittal, to tender Units, unitholders must sign at the "X" in the Signature Box of the Letter of Transmittal. The signature(s) must correspond exactly with the names printed (or corrected) on the front of the Letter of Transmittal. If the Letter of Transmittal is signed by the unitholder (or beneficial owner in the case of an IRA), no signature guarantee on the Letter of Transmittal is required. If any tendered Units are registered in the names of two or more joint owners, all such owners must sign this Letter of Transmittal.

     IRAs/Eligible Institutions -- For Units held in an IRA account, the beneficial owner should sign in the Signature Box and no signature guarantee is required. Similarly, if Units are tendered for the account of a member firm of a registered national security exchange, a member firm of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required.

     Trustees, Corporations, Partnership and Fiduciaries -- Trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation, authorized partners of a partnership or other persons acting in a fiduciary or representative capacity must sign at the "X" in the Signature Box and have their signatures guaranteed by an Eligible Institution by completing the signature guarantee set forth in the Signature Box of the Letter of Transmittal. If the Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of a corporation, authorized partners of a partnership or others acting in a fiduciary or representative capacity, such persons should, in addition to having their signatures guaranteed, indicate their title in the Signature Box and must submit proper evidence satisfactory to the Purchaser of their authority to so act (see Instruction 3 below).

3. DOCUMENTATION REQUIREMENTS. In addition to the information required to be completed on the Letter of Transmittal, additional documentation may be required by the Purchaser under certain circumstances including, but not limited to, those listed below. Questions on documentation should be directed to the Information Agent at its telephone number set forth herein.

Deceased Owner (Joint Tenant)      -    Copy of death certificate.

Deceased   Owner   (Others)        -    Copy  of  death  certificate  (see  also
                                        Executor/Administrator/Guardian below).

Executor/Administrator/Guardian    -    Copy of court appointment  documents for
                                        executor  or  administrator;  and  (a) a
                                        copy  of  applicable  provisions  of the
                                        will (title page,  executor(s)'  powers,
                                        asset   distribution);   or  (b)  estate
                                        distribution documents.

Attorney-in-Fact                   -    Current power of attorney.

Corporation/Partnership            -    Corporate    resolution(s)    or   other
                                        evidence    of    authority    to   act.
                                        Partnership should furnish a copy of the partnership agreement.

Trust/Pension Plans                -    Unless the  trustee(s)  are named in the
                                        registration,  a copy of the cover  page
                                        of the trust or pension plan, along with
                                        a copy of the  section(s)  setting forth
                                        names and powers of  trustee(s)  and any
                                        amendments    to   such    sections   or
                                        appointment of successor trustee(s).

4. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If consideration is to be issued in the name of a person other than the person signing the Signature Box of the Letter of Transmittal or if consideration is to be sent to someone other than such signer or to an address other than that set forth on the Letter of Transmittal in the box entitled "Description of Units Tendered," the appropriate boxes on the Letter of Transmittal should be completed.

5. TAX CERTIFICATIONS. The unitholder(s) tendering Units to the Purchaser pursuant to the Offer must furnish the Purchaser with the unitholder(s)' taxpayer identification number ("TIN") and certify as true, under penalties of perjury, the representations in Box A, Box B and, if applicable, Box C. By signing the Signature Box, the unitholder(s) certifies that the TIN as printed (or corrected) on this Letter of Transmittal in the box entitled "Description of Units Tendered" and the representations made in Box A, Box B and, if applicable, Box C, are correct. See attached Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for guidance in determining the proper TIN to give the Purchaser.

     U.S. Persons. A unitholder that is a U.S. citizen or a resident alien individual, a domestic corporation, a domestic partnership, a domestic trust or a domestic estate (collectively, "U.S. Persons"), as those terms are defined in the Code, should follow the instructions below with respect to certifying Box A and Box B.

     Box A - Substitute Form W-9.

          Part (i), Taxpayer Identification Number -- Tendering unitholders must certify to the Purchaser that the TIN as printed (or corrected) on this Letter of Transmittal in the box entitled "Description of Units Tendered" is correct. If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service (the "IRS"), in addition to the unitholder being subject to backup withholding.

          Part (ii), Backup Withholding -- In order to avoid 31% Federal income tax backup withholding, the tendering unitholder must certify, under penalty of perjury, that such unitholder is not subject to backup withholding. Certain unitholders (including, among others, all corporations and certain exempt non-profit organizations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Do not check the box in Box A, Part (ii), unless you have been notified by the IRS that you are subject to backup withholding.

          When determining the TIN to be furnished, please refer to the following as a guide:

          Individual  accounts - should  reflect  owner's TIN.
          Joint accounts - should reflect the TIN of the owner whose name appears first.
          Trust accounts - should reflect the TIN assigned to the trust.
          IRA custodial accounts - should reflect the TIN of the custodian (not necessary to provide).
          Custodial accounts for the benefit of minors - should reflect the TIN of the minor.
          Corporations, partnership or other business entities - should reflect the TIN assigned to that entity.

          By signing the Signature Box, the unitholder(s) certifies that the TIN as printed (or corrected) on the front of the Letter of Transmittal is correct.

          Box B - FIRPTA Affidavit -- Section 1445 of the Code requires that each unitholder transferring interests in a partnership with real estate assets meeting certain criteria certify under penalty of perjury the representations made in Box B, or be subject to withholding of tax equal to 10% of the purchase price for interests purchased. Tax withheld under Section 1445 of the Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS. Part (i) should be checked only if the tendering unitholder is not a U.S. Person, as described therein.

          Box C - Foreign Persons -- In order for a tendering unitholder who is a Foreign Person (i.e., not a U.S. Person, as defined above) to qualify as exempt from 31% backup withholding, such foreign Unitholder must certify, under penalties of perjury, the statement in Box C of this Letter of Transmittal, attesting to that Foreign Person's status by checking the box preceding such statement. Unless the box is checked, such unitholder will be subject to 31% withholding of tax.

6. VALIDITY OF LETTER OF TRANSMITTAL. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of a Letter of Transmittal and other required documents will be determined by the Purchaser and such determination will be final and binding. The Purchaser's interpretation of the terms and conditions of the Offer (including these Instructions for this Letter of Transmittal) will be final and binding. The Purchaser will have the right to waive any irregularities or conditions as to the manner of tendering. Any irregularities in connection with tenders, unless waived, must be cured within such time as the Purchaser shall determine. This Letter of Transmittal will not be valid until any irregularities have been cured or waived. Neither the Purchaser nor the Information Agent are under any duty to give notification of defects in a Letter of Transmittal and will incur no liability for failure to give such notification.

7. ASSIGNEE STATUS. Assignees must provide documentation to the Information Agent which demonstrates, to the satisfaction of the Purchaser, such person's status as an assignee.

8. TRANSFER TAXES. The amount of any transfer taxes (whether imposed on the registered holder or such person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

9. MINIMUM TENDERS. [Check Partnership Agreement: A unitholder may tender any or all of his, her or its Units.]

10. CONDITIONAL TENDERS. No alternative, conditional or contingent tenders will be accepted.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

     GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER - - Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

                                                                GIVE THE
                                                                TAXPAYER
                                                                IDENTIFICATION
    FOR THIS TYPE OF ACCOUNT:                                   NUMBER OF - -

1.  An individual account                                    The individual

2.  Two or more individuals (joint account)                  The actual owner of the account or,
                                                             if combined funds, the first individual on the account

3.  Husband and wife (joint account)                         The actual owner of the account or, if joint funds,
                                                             either person

4.  Custodian account of a minor (Uniform Gift to            The minor (2)
         Minors Act)

5.  Adult and minor (joint account)                          The adult or, if the minor is the only contributor,
                                                             the minor (1)

6.  Account in the name of guardian or committee for a       The ward, minor or incompetent person (3)
    designated ward, minor or incompetent person (3)

7.  a. The usual revocable savings trust account             The grantor trustee (1)
          (grantor is also trustee)

    b. So-called trust account that is not a legal           The actual owner (1)
       or valid trust under state law

8.  Sole proprietorship account                              The owner (4)

9.  A valid trust, estate or pension trust                   The legal entity (Do not furnish the identifying
                                                             number of the personal representative or trustee
                                                             unless the legal entity itself is not designated
                                                             in the account title.) (5)

10. Corporate account                                        The corporation

11. Religious, charitable, or educational                    The organization
    organization account

12. Partnership account held in the name of the              The partnership
    business

13. Association, club, or other tax-exempt                   The organization
    organization

14. A broker or registered nominee                         The broker or nominee

15. Account with the  Department of  Agriculture  in the   The public entity
    name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments


(1)  List first and circle the name of the person whose number you furnish.

(2)  Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's or incompetent person's name and furnish such person's social security number or employer identification number.

(4) Show your individual name. You may also enter your business name. You may use your social security number or employer identification number.

(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.


     GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATIONNUMBER ON SUBSTITUTE FORM W-9

     OBTAINING A NUMBER

     If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

     PAYEES EXEMPT FROM BACKUP WITHHOLDING

     Payees specifically exempted from backup withholding on ALL payments include the following:

     -    A corporation.

     -    A financial institution.

     - An organization exempt from tax under section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or an individual retirement plan.

     -    The United States or any agency or instrumentality thereof.

     - A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

     - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

     -    An  international   organization  or  any  agency  or  instrumentality
          thereof.

     - A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

     -    A real estate investment trust.

     - A common trust fund operated by a bank under section 584(a) of the Code.

     - An exempt charitable remainder trust, or a non-exempt trust described in section 4947 (a)(1).

     - An entity registered at all times under the Investment Company Act of 1940.

     -    A foreign central bank of issue.

     - A futures commission merchant registered with the Commodity Futures Trading Commission.

    Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

     - Payments to nonresident aliens subject to withholding under section 1441 of the Code.

     - Payments to Partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

     - Payments of patronage dividends where the amount received is not paid in money.

     -    Payments made by certain foreign organizations.

     -    Payments made to an appropriate nominee.

     -    Section 404(k) payments made by an ESOP.


     Payments of interest not generally subject to backup withholding include the following:

     - Payments of interest on obligations issued by individuals. NOTE: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer. Payments of tax exempt interest (including exempt interest dividends under section 852 of the Code).

     - Payments described in section 6049(b)(5) of the Code to nonresident aliens.

     -    Payments on tax-free covenant bonds under section 1451 of the Code.

     -    Payments made by certain foreign organizations.

     -    Payments of mortgage interest to you.

     -    Payments made to an appropriate nominee.

     Exempt payees described above should file a substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM. IF YOU ARE A NONRESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYER A COMPLETED INTERNAL REVENUE FORM W-8 (CERTIFICATE OF FOREIGN STATUS).

     Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(A), 6045, and 6050A of the Code.

     PRIVACY ACT NOTICE - - Section 6109 of the Code requires most recipients of dividend, interest, or other payments to give correct taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file a tax return. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a correct taxpayer identification number to a payer. Certain penalties may also apply.

     PENALTIES

     (1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER - - If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

     (2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING - - If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.

     (3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION - - Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

     FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

                                                                               >
          By Mail:                  By Overnight Courier:                       By Hand:
       P.O. Box 2065                  111 Commerce Road                     111 Commerce Road
S. Hackensack, N.J. 07606-2065      Carlstadt, N.J. 07072                 Carlstadt, N.J. 07072
                                  Attn.: Reorganization Dept.           Attn.: Reorganization Dept.

                                  By Telephone:
                            TOLL FREE (888) 349-2005

                             AIMCO PROPERTIES, L.P.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222

                                  July 23, 1999


Dear Unitholder:

     We are offering to acquire up to 10,425 units of limited partnership interests in Winthrop Growth Investors 1 Limited Partnership. Our offer presents you with the following two options, which you are free to accept or reject in any combination you like:

          1. You may tender each of your units in exchange for $284 in cash, in which case you may recognize a gain or loss for federal income tax purposes.

          2. You may retain any or all of your units. If you choose to retain any or all of your units, your rights as a holder of units will remain unchanged. You will continue to participate in gains and losses of your partnership, and you will receive distributions, if any, payable in respect of your units.

     If more units are tendered than we are offering to acquire, we will prorate the purchase so that the same approximate percentage of units tendered by each partner will be purchased. We are offering to acquire any and all outstanding units in your partnership. Our offer is not subject to any minimum number of units being tendered. You will not be required to pay any commissions or fees in connection with any disposition of your units pursuant to our offer. Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

     There are advantages and disadvantages to you of accepting or declining our offer. The terms of the offer are more fully described in the enclosed materials. These documents describe the material risks and opportunities associated with the offer, including certain tax considerations. Please review these documents carefully. The general partner of your partnership, which is owned by us, has substantial conflicts of interest with respect to the offer. Accordingly, the general partner of your partnership makes no recommendation to you as to whether you should tender or refrain from tendering your units in the offer.

     If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed letter of transmittal in accordance with the enclosed instructions and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as the Information Agent in connection with our offer, at the address set forth on the back cover of the enclosed Offer to Purchase. The offer will expire at 5:00 p.m. New York City time on August 25, 1999, unless extended. If you have questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.

                                             Very truly yours,

                                             AIMCO PROPERTIES, L.P.